Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2019

Date: May 13, 2020

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Date of Information	1
Financial Information	1
FORWARD-LOOKING INFORMATION	1
Currency and Exchange Rate Information	3
MEANING OF CERTAIN REFERENCES	3
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	3
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
DESCRIPTION OF BUSINESS	14
General Description of the Business	14
Risk Factors	25
DIVIDENDS	46
CAPITAL STRUCTURE	46
Common Shares	46
Preferred Shares	46
Convertible Debentures	47
Warrants	47
Stock Options	47
Restricted Share Units	48
MARKET FOR SECURITIES	48
Trading Price and Volume	48
PRIOR SALES	48
Convertible Debentures	48
Warrants	49
Stock Options	49
Restricted Stock Units	49
DIRECTORS AND OFFICERS	49
Name, Occupation and Security Holdings	49
Director Biographies	51
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53

- ii -

Conflicts of Interest	54
AUDIT COMMITTEE INFORMATION	54
Audit Committee Mandate	54
Composition of the Audit Committee	54
Relevant Education and Experience	55
Reliance on Certain Exemptions	55
Audit Committee Oversight	55
Pre-Approval Policy and Procedures	55
External Auditor Service Fees	56
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56
Legal Proceedings	56
Regulatory Actions	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	56
TRANSFER AGENT AND REGISTRAR	57
MATERIAL CONTRACTS	57
INTERESTS OF EXPERTS	57
ADDITIONAL INFORMATION	57

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of Emerald Health Therapeutics, Inc. (the "Company") is as of December 31, 2019.

Financial Information

The Company's financial results are prepared and reported in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are presented in Canadian dollars.

FORWARD-LOOKING INFORMATION

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this AIF include, but are not limited to, statements in respect of: the approval of Licence (as defined below) applications submitted to Health Canada; the Company's intention to significantly increase its production of cannabis and cannabis oils through a multi-phase expansion plan; the building of a Health Canada licensed production facility to expand growing capability; the development of the Joint Venture (as defined below) as a standalone entity; the rapid and cost effective acceleration of cannabis production by the Joint Venture; the exercise by the Joint Venture of options to lease or purchase additional greenhouses from Village Farms (as defined below); the potential aggregate production capacity of the Delta 1 greenhouse, the Delta 2 Facility (as defined below) and the Delta 3 Facility, all of which are located in Delta, British Columbia; the use of the Amended Credit Facility (as defined below) by the Joint Venture; the expansion of the Company's operations in Richmond, British Columbia and the costs associated with such expansion; the Company's expectation of requirements for quantities of CBD (as defined below); payment of additional amounts in respect of the acquisition of the Verdélite Entities (each as defined below); the Company's expectation that the acquisition of Verdélite will strengthen its ability to market products in Quebec and Eastern Canada; the high-yield production of the Verdélite Facility; the potential sale of Avalite; the Company's use of proceeds of financings; the suitability of infrastructure at the facility of FTI (as defined below) and FTI's extraction of hemp biomass into CBD oil on behalf of the Company; the services to be provided by FTI to the Company; the entering into of an exclusive agreement between EHN (as defined below) and FTI; the entering into of definitive agreements with the Company's business partners; the approval of patent applications that have been submitted by the Company; potential proceeds from the exercise of the Company's outstanding common share purchase warrants and options; actions taken by the Company to maintain or adjust its capital structure; increases to the Company's plant diversity and product offering; improvements to the Company's cultivation, manufacturing and standardization processes; partnerships with professional organizations in connection with educating medical doctors and other healthcare professionals about cannabis products; the development of distribution channels for non-medical cannabis products in Canada; anticipated long-term future profitability of the Company; potential effects of regulations under the Cannabis Act (as defined below) and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Company's products on client health; the Company's longer term strategy of becoming a leading provider of quality products for the broader adult recreational cannabis market; the ability of the Company to take advantage of the legalization of adult-use recreational cannabis products; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing initiatives both in Canada and internationally; the Company building valuable intellectual property in Canada which could lead to accelerated sales growth and profit margins; the offering of additional cannabis products; and future sales opportunities in other emerging medical markets and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The investor is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: the market price of cannabis; ability of the Company to secure cannabis supply; continued availability of capital financing and general economic, market or business conditions; reliance on licences to produce and sell cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licences; regulatory risks relating to the Company's compliance with the Cannabis Act; failure to obtain regulatory approvals for expansion of the Company's current production facilities, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; Avalite's reliance on its dealer licence issued to it under the CDSA (as defined below) to provide analytical testing of cannabis and importation of CBD and its ability to maintain this licence; the Company's ability to execute its multi-phase expansion plan and its plans with the Joint Venture; failure to execute a definitive agreement with FTI; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market in Canada and internationally; the limited operating history of the Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; failure to obtain additional financing; unfavourable publicity or consumer perception of the Company and the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete expansion projects and greenhouse retrofits; impact of any recall of the Company's products; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical or nutraceutical products; failure to obtain regulatory approval for pharmaceutical or nutraceutical products; changes in the Company's over-all business strategy; stock exchange rules or policies which may restrict the Company's business; and the Company's assumptions stated herein being correct. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein and as discussed in the Company's financial statements and other filings, under the heading "Risk Factors".

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Currency and Exchange Rate Information

All dollar amounts (i.e. "$"), unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "US$".

MEANING OF CERTAIN REFERENCES

For simplicity, the Company uses terms in this AIF to refer to the investments and operations of the Company and its direct and indirect subsidiaries as a whole. Accordingly, in this AIF, unless the context otherwise requires, the "Company" is referring to Emerald Health Therapeutics, Inc., its direct and indirect subsidiaries and the Company's joint venture with Village Farms International Inc. ("Village Farms"), Pure Sunfarms Corp. (to the extent applicable).

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all of the issued and outstanding common shares of Thunderbird Biomedical Inc. ("Thunderbird"), by way of a reverse takeover (the "RTO") under the rules of the TSX Venture Exchange (the "TSXV") and concurrently changed its name to T-Bird Pharma, Inc. At that time, Thunderbird became a wholly-owned subsidiary of the Company. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. On February 23, 2018, Emerald Health Botanicals Inc. changed its name to Emerald Health Therapeutics Canada Inc. (the "Operating Subsidiary").

The Company is headquartered in Vancouver, British Columbia, with its head office located at Suite 210 -800 West Pender Street, Vancouver, British Columbia V6C 1J8 and its registered office located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a reporting issuer in each of the provinces of Canada, and not in any other jurisdiction and its common shares (the "Common Shares") are listed on the TSXV under the trading symbol "EMH". The Company is classified as a Tier 1 Venture Issuer on the TSXV. The Common Shares also quoted for trading on the OTCQX International Marketplace under the trading symbol "EMHTF".

Intercorporate Relationships

The Company owns:

(a)	100% of the shares of the Operating Subsidiary, a British Columbia-based licence holder under the Cannabis Act (Canada) (the"Cannabis Act");

(b)	100%of the shares of Verdélite Sciences, Inc. (formerly, Agro-Biotech Inc.) ("Verdélite"), a Quebec-based licence holder under the Cannabis Act;

(c)

100% of the shares of Verdélite Property Holdings,Inc. (formerly, Agro-Biotech Property Holdings Inc.) ("Verdélite Holdings"), a Quebec-based holding corporation that owns the Verdélite Facility (as defined below); and

(d)	51% of the shares of Emerald Health Naturals Inc. ("EHN"), a joint venture between the Company and Emerald Health Bioceuticals, Inc. ("EHB").

The Company, through the Operating Subsidiary, also holds:

(a)	approximately 41.3% of the shares of Pure Sunfarms Corp. (the "Joint Venture"), a British Columbia-based licence holder under the Cannabis Act;and

(b)

100% of the shares of Avalite Sciences Inc. (formerly Northern Vine Canada Inc.) ("Avalite"), a British Columbia-based licenced dealer under the provisions of the Controlled Drugs and Substances Act (Canada) (the "CDSA") and a licence holder under the Cannabis Act.

See "General Development of the Business" and "Description of the Business" for a description of the business of each of the Company's subsidiaries and joint ventures.

The following chart illustrates the Company's corporate structure.

Notes:

*	Indicates a licence holder under the Cannabis Act.
+	Indicates a licenced dealer under the CDSA.

GENERAL DEVELOPMENT OF THE BUSINESS

The principal business of the Company is the production and sale of cannabis and cannabis products pursuant to the Cannabis Act. The Company currently offers a variety of dried cannabis strains and cannabis oils each with varying levels of Tetrahydrocannabinol ("THC"), cannabidiol ("CBD") and other cannabinoids. The Company does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange requirements.

Three Year History

Development of Business in 2017

On January 25, 2017, the Company filed a final short form base shelf prospectus (the "2017 Base Shelf Prospectus") in, and was receipted by, each of the provinces of Canada, except Quebec. The 2017 Base Shelf Prospectus qualified the issuance of up to $50,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2017 Base Shelf Prospectus remained effective.

In February 2017, the Company completed a bought deal offering of units of the Company with Dundee Capital Partners ("Dundee"), as underwriter, pursuant to a prospectus supplement to the 2017 Base Shelf Prospectus (the "February Prospectus Offering"). Each unit consisted of one Common Share and one-half of one warrant. Each such whole warrant entitled the holder thereof to acquire one Common Share at a price of $2.00 per Common Share for a period of 24 months following the closing of the February Prospectus Offering, subject to acceleration. The Company issued 10,235,000 units, comprised of 10,235,000 Common Shares and 5,117,500 warrants for gross proceeds of $13,817,250. In addition, the Company issued to Dundee 307,050 compensation options exercisable into units at $1.35 per unit for a period of twenty-four months.

On March 1, 2017, the Company commenced a lease for office space located near the Victoria Facility (as defined below). The lease had an initial one-year term to February 28, 2018 and the Company exercised its option to renew for an additional three-year term to February 2021. The Company received a Health Canada license for these premises and relocated its client services team in October 2017. This facility also houses certain administration functions of the Company.

In April 2017, the Company completed a bought deal offering of units of the Company with Eight Capital ("Eight Capital"), as underwriter, pursuant to a prospectus supplement to the 2017 Base Shelf Prospectus (the "April Prospectus Offering"). Each unit consisted of one Common Share and one-half of one warrant. Each such whole warrant entitled the holder thereof to acquire one Common Share at a price of $2.60 per Common Share for a period of 24 months following the closing of the April Prospectus Offering, subject to acceleration. The Company issued an aggregate of 14,635,100 Common Shares and 7,572,750 warrants for gross proceeds of $27,123,423. In addition, the Company issued to Eight Capital 439,053 compensation options exercisable into units at $1.85 per unit for a period of twenty-four months.

In May 2017, the Company entered into a thirty-year agreement to lease the Richmond Facility at a market rate of $320,000 per year (the "Richmond Lease Agreement").

Also in May 2017, the board of directors of the Company (the "Board") approved the adoption of a new Omnibus Incentive Plan (the "Incentive Plan"), which was approved by the shareholders in June 2017. The Incentive Plan replaced the stock option plan that was previously approved by the shareholders (the "Previous Plan"). Options granted under the Previous Plan will remain outstanding and governed by the terms of the Previous Plan. Under the Incentive Plan, the following types of awards can be issued: stock options, share appreciation rights, restricted share units and other performance awards.

On June 6, 2017, the Company announced that it had entered into a definitive agreement with Village Farms to form the Joint Venture for large-scale, high-quality, low-cost cannabis production. Under the terms of the agreement, Village Farms contributed a 1.1 million-square foot (25-acre) greenhouse facility located on a 50-acre parcel of land in Delta, British Columbia (with ancillary buildings) (the "Delta 3 Facility"). The Company agreed to contribute an aggregate of $20 million in cash, which has been advanced in full.

On July 13, 2017, the Company filed an amended and restated short form base shelf prospectus (the "Amended Base Shelf Prospectus") increasing the total amount of securities qualified under the 2017 Base Shelf Prospectus up to $150,000,000.

On October 2, 2017, Bin Huang resigned from her position as the Company's Chief Executive Officer and the Company appointed Chris Wagner as her replacement.

Effective October 5, 2017, the Company amended and restated the amended and restated independent contractor agreement (the "Second Amended and Restated ICA"), dated September 12, 2017 with Emerald Health Sciences ("Sciences"), a control person of the Company, pursuant to which Sciences agreed to provide services, as requested by the Board. This agreement has been subsequently amended and restated effective January 1, 2018 and October 1, 2019.

On November 17, 2017, the Company acquired a 53% interest in Avalite, a licensed dealer under the provisions of the CDSA for a purchase price of $2,500,000 in cash paid on closing.

On November 20, 2017, the Company's Chief Financial Officer, Sandra Pratt resigned and the Company appointed Robert Hill as her replacement.

Development of Business in 2018

Effective January 1, 2018, the Company amended and restated the Second Amended and Restated ICA (the "Third Amended and Restated ICA") with Sciences, a control person of the Company, pursuant to which Sciences agreed provide to the Company certain services relating to, among other things, corporate administration and strategy, facility management and construction, business development, human resources and scientific advisory and technical advice. The Company agreed to pay a fixed monthly fee of $350,000 to Sciences for the services. This agreement has been subsequently amended effective October 1, 2019.

On January 9, 2018, the Company completed a prospectus offering of 3,000,000 units of the Company at a price of $5.00 per unit with a single Canadian institutional accredited investor (the "Investor") (the "January Prospectus Offering") pursuant to a prospectus supplement to the Amended Base Shelf

Prospectus. Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant exercisable into one Common Share at a price of $6.00 per share for a period of 36 months from the date of issuance. The January Prospectus Offering was completed without the involvement of an underwriter. The Investor also concurrently purchased 2,000,000 Common Shares from Sciences, a control person of the Company, at a price of $5.00 per share.

On January 28,2018, the Company and DMG Blockchain Solutions Inc. signed a non-binding letter of intent to form a joint venture for the purpose of developing a foundational blockchain-based supply chain management system and e-commerce marketplace for the legal cannabis industry. As of August 2018, the Company determined that it would no longer pursue the formation of the joint venture.

On January 30, 2018, the Company and Namaste Technologies Inc. ("Namaste") signed a non-binding letter of intent whereby the Company and Namaste proposed to enter into a definitive agreement to collaborate on strategic business opportunities and develop a fully integrated e-commerce platform. As of October 2018, the Company determined that it would no longer pursue the development of the ecommerce platform in partnership with Namaste Technologies Inc.

On January 31, 2018, the Company filed a second amended and restated base shelf prospectus (the "Second Amended Base Shelf Prospectus") increasing the total amount of securities qualified under the Amended Base Shelf Prospectus to $250,000,000. The Second Amended Base Shelf Prospectus also qualified the sale of securities of the Company pursuant to a secondary offering.

On February 8, 2018, the Company completed a prospectus offering of 3,000,000 units of the Company at a price of $6.00 per unit with the Investor pursuant to a prospectus supplement to the Second Amended Base Shelf Prospectus (the "February 2018 Prospectus Offering"). Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant exercisable into one Common Share at a price of $7.00 per share for a period of six months from the date of issuance. The February 2019 Prospectus Offering was completed without the involvement of an underwriter. The Investor also concurrently purchased 2,000,000 Common Shares from Sciences, a control person of the Company, at a price of $6.00 per share. The Investor exercised in full the warrants issued in connection with the January Prospectus Offering within three days of the completion of the February Prospectus Offering.

On March 5, 2018, the Joint Venture was issued a cultivation licence by Health Canada under the ACMPR for the Delta 3 Facility.

Between March 2018 and August 2018 the Company filed 17 provisional US patent applications covering, among other things, the Company's unique Defined Dose cannabis dosage forms and formulations. Of the 17 original filings, eight filings were converted from US patent filings to international Patent Cooperation Treaty filings during 2019. Nine provisional US patent applications were re-filed in 2019 and one US patent application was not pursued. The applications have not yet been approved and the Company has no indication as to when or if they will be approved.

On April 17, 2018, the Company entered into a binding agreement with EHB, EHN, GAB Innovations, Inc. and Dr. Gaetano Morello, a director of Sciences, a control person of the Company, with respect to the formation of the business and operations of EHN. EHN holds the exclusive Canadian distribution rights for EHB's endocannabinoid-supporting nutritional products (the "Endocannabinoid Supplement Portfolio"), which consist of nutritional supplements that use non-cannabis, non-psychoactive plant-based bioactive compounds to support the body's endocannabinoid system. EHB is a partially-owned subsidiary of Sciences and EHB is therefore a related party of the Company.

On April 30, 2018, the Company entered into a supply agreement (the "2019 Supply Agreement") with the Joint Venture whereby the Company agreed to purchase 40% of the Joint Venture's cannabis production in 2018 and 2019. The 2019 Supply Agreement was terminated on March 6, 2020, pursuant to the PSF Settlement Agreement (as defined below).

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and its affiliate Verdélite Holdings (together, the "Verdélite Entities") for consideration of $90 million, subject to adjustment, payable 50% in cash and 50% in Common Shares. The Company paid $22.5 million in cash upon closing and $45 million of the purchase price was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were to be held in escrow until May 1, 2019, pursuant to an escrow agreement. An additional $22.5 million in cash was payable by the Company to the vendors (the "Verdélite Vendors") on May 1, 2019.The acquisition was not considered significant as defined in National Instrument 51-102.

On April 24, 2018, a statement of claim (the "Claim") was served on Verdélite and its former shareholders by Pivot Pharmaceuticals Inc. ("Pivot"), a party with whom Verdélite and its former shareholders had previously entered into a non-binding letter of intent with respect to a potential sale of Verdélite. The Claim sought to recover $72.4 million in damages for loss of profits allegedly suffered as a result of the bad faith and lack of cooperation of Verdélite and its shareholders in the negotiations surrounding the contemplated acquisition by Pivot of Verdélite. On January 30, 2019, the Company announced that Verdélite had entered into a release, discharge and transaction agreement (the "Verdélite Settlement Agreement") settling the claims made by Pivot against Verdélite and its former shareholders. Pursuant to the Verdélite Settlement Agreement, the Claim against Verdélite has been discharged without Verdélite making any payment or providing any compensation to Pivot.

On May 15, 2018, the Company exercised its right to purchase additional common shares of Avalite for $2.75 million, increasing its ownership stake of Avalite from 53% to 65%.

On July 24, 2018, the Company signed a non-binding memorandum of understanding (the "MOU") with the British Columbia Liquor Distribution Branch ("BCLDB") to supply cannabis products to the BCLDB to serve the non-medical market throughout the province from the date the Cannabis Act came into force. The MOU is in BCLDB's standard form. Pursuant to the MOU, the Company has agreed to make 1,086 kg of cannabis products available for purchase by the BCLDB if the BCLDB elects to purchase cannabis products from the Company.

On August 8, 2018, the Company signed a non-binding term sheet for a strategic alliance with Factors R&D Technology, Inc. ("FTI"), a division of Factors Group of Nutritional Companies Inc. Pursuant to the term sheet, FTI would provide to the Company pharmaceutical-grade, industrial-scale manufacturing capacity as well as expertise in GMP-level extraction, softgel production, and packaging focused on the medicinal cannabis market in Canada and internationally. Further, the term sheet provides that FTI would be issued shares of EHN representing 25% of EHN's issued share capital. To date the parties have not finalized this arrangement and no shares of EHN have been issued to FTI, however the parties continue to evaluate the prospects for such an alliance going forward.

On August 15, 2018, the Company acquired the remaining shares of Avalite for a purchase price of $2,000,000 in cash and 1,093,938 Common Shares. The transaction increased the Company's ownership of Avalite from 65% to 100%.

On September 26, 2018, the Company announced that it had agreed to purchase from Emerald Health Hemp Inc. ("EHH") CBD-containing hemp biomass for extraction into CBD oil pursuant to a supply agreement between the Company and EHH. The supply agreement (the "Hemp Supply Agreement") was for four years (five harvests) with an option to extend for an additional two years. On October 3, 2019, the Company entered into an amendment agreement pursuant to which the Company would only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products. EHH is a wholly-owned subsidiary of Sciences, a control person of the Company, and EHH is therefore a related party of the Company. The Hemp Supply Agreement was terminated by the Company on January 21, 2020 and the Company does not owe any amounts to EHH thereunder.

In October 2018, the Company entered into a research agreement (the "Research Agreement") with Emerald Health Biotechnology España S.L.U. (formerly, Viva Cell Biotechnologies Spain S.L.U.) ("EH Spain"), a company focused on cannabis research, pursuant to which EH Spain agreed to provide contract research organization services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. EH Spain is a wholly-owned subsidiary of Sciences, a control person of the Company, and EH Spain is therefore a related party of the Company.

On October 17, 2018, the Cannabis Act came into force, legalizing the recreational use of cannabis by adults. When the Cannabis Act came into force, the Renewed Licence and other licences held by the Company which were issued under the ACMPR were deemed to be their functionally equivalent licences under the Cannabis Act (the "Licences"). See "Description of Business - Licences" for a description of the Licences held by the Company.

On November 28, 2018, the Company announced that Dr. Avtar Dhillon, the Company's Executive Chairman, was appointed President of the Company and the Company's Chief Executive Officer, Chris Wagner, had stepped down.

On December 3, 2018, the Company announced a prospectus offering with the Investor (the "December 2018 Offering") and on December 7, 2018, the Company closed the December 2018 Offering by issuing 4,000,000 Common Shares to the Investor at a price of $2.70 per share for aggregate gross proceeds of $10,800,000.

On December 4, 2018, the Company announced that EHN had received product licences and natural product numbers from Health Canada to sell the Endocannabinoid-Supplement Portfolio in Canada.

Development of Business in 2019

On January 10, 2019 the Company closed its acquisition of 51% of EHN and EHB granted EHN the exclusive Canadian distribution rights to the Endocannabinoid-Supplement Portfolio in exchange for 49% ownership of EHN. Sciences is a control person of the Company. On January 10, 2019, the Company also announced the resignation of Chris Wagner as a director of the Company.

On January 15, 2019, the Company announced a secondary offering of 2,800,000 Common Shares by Sciences, a control person of the Company, which closed on January 16, 2019. After completion of the secondary offering, Sciences held approximately 28.6% of the Common Shares on a fully-diluted basis.

On February 5, 2019, the Company announced that it had entered into a binding licence agreement with Indena S.p.A. ("Indena"), an arm's length party, pursuant to which Indena granted the Company a perpetual exclusive licence for the use in Canada of Indena's CBD-extraction technology, and agreed to contract manufacturing services to the Company for CBD extraction. The Company has agreed to pay Indena a license fee of €450,000 (payable in two tranches of €250,000 and €200,000, respectively). The first payment was paid in 2019. The second payment is not payable until certain technological information has been transferred to the Company. The Company has adjusted its plans to use the technological information as described and is in discussions with Indena regarding the continuation of the licence agreement.

On February 13, 2019, the Company announced that the Joint Venture had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a $20 million secured non-revolving term loan (the "Credit Facility"). The Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 Facility, and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility but has provided a limited guarantee in the amount of $10 million in connection with the Credit Facility. See "Development of Business in 2020" for further updates on the Credit Facility.

On March 13, 2019, the Company filed a final short form base shelf prospectus (the "2019 Base Shelf Prospectus") in each of the provinces of Canada. The 2019 Base Shelf Prospectus qualifies the issuance and secondary sale of up to $150,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2019 Base Shelf Prospectus remains effective.

On March 27, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program ("ATM Program") that it established with GMP Securities L.P. (the "Agent"). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution.

On April 1, 2019, the Company announced that the Joint Venture had exercised its option to acquire from Village Farms a second 1.1 million square foot greenhouse ("Delta 2 Facility") adjacent to the Delta 3 Facility in Delta, British Columbia. In connection therewith, the Company agreed to advance a further $25 million to the Joint Venture in tranches as and when required. The Company also entered into a supply agreement with the Joint Venture to purchase 25% of its aggregate cannabis production from the Delta 2 Facility and the Delta 3 Facility in 2020, 2021 and 2022. This supply agreement was terminated on March 6, 2020 pursuant to the PSF Settlement Agreement, as discussed below.

On April 8, 2019, the Company announced that its Verdélite Facility had received its standard processing licence from Health Canada, allowing Verdélite to extract, manufacture, synthesize, test and sell cannabis products, in addition to its right to cultivate and sell cannabis flowers.

On May 1, 2019, the Company announced that the Verdélite Vendors elected to receive Common Shares in exchange for $7.5 million of the $22.5 million cash they were to receive from the Company as the final payment for their shares of the Verdélite Entities. The Common Shares were issued by the Company to the Verdélite Vendors on May 27, 2019.

On May 22,2019, the Company announced the appointment of Sean Rathbone as Chief Operating Officer.

From June to November 2019, the Company received certain licenses and certifications for its organic growing facility in Metro Vancouver, BC including: an initial cultivation license for a 65,000 square foot greenhouse; a cultivation license for a 12-acre outdoor grow area from Health Canada; and organic certification from an accredited inspection agency.

In June 2019, the Company paid the Verdélite Vendors $5.0 million of the remaining $15.0 million in cash they were owed in connection with the acquisition of the Verdélite Entities. On July 25, 2019, the Company and the Verdélite Vendors agreed to amend the payment terms of the purchase agreement with the Verdélite Vendors whereby the Company agreed to pay to the Verdélite Vendors $1.0 million in cash per month from July through November 2019 and a final payment of $5.0 million in cash in December 2019, plus interest (calculated on the basis of $15.0 million) accruing at a rate of 10% per annum from May 31, 2019. To date, the Company has paid down a total of $3.0 million of the amount owing to the Verdélite Vendors. The Company is currently in negotiations with the Verdélite Vendors to further amend the payment terms with respect to the remaining outstanding amount of $7.0 million (plus interest).

On July 30, 2019, the Company announced the appointments of Riaz Bandali as Chief Executive Officer and Thierry Schmidt as Chief Commercial Officer, respectively.

From August 2019 to October 2019, the Company conducted an internal reorganization, including the reduction of its workforce and other expenditures. As part of the reorganization, the Company reduced its workforce by approximately 65 staff positions. These reductions included the departures of Mr. Rob Hill, Chief Financial Officer and Mr. Sean Rathbone, Chief Operating Officer. Effective October 29, 2019, Ms. Jenn Hepburn, previously Director, Finance, was appointed Chief Financial Officer and Corporate Secretary of the Company and Dr. Avtar Dhillon ceased to be President. Dr. Dhillon continues as Executive Chairman and Mr. Riaz Bandali is now President and Chief Executive Officer of the Company.

On September 9, 2019, the Company issued 2,500 secured convertible debenture units at a price of $10,000 per unit for gross proceeds of $25,000,000. Each unit was comprised of one 5.0% secured convertible debenture (each, a "Convertible Debenture") of the Company in the principal amount of $10,000 and 5,000 common share purchases warrants of the Company. The Convertible Debentures have a maturity date of September 9, 2021 and bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder's ownership levels, in Common Shares) at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures have a conversion price of $2.00 per Common Share (the "Conversion Price"). If, at any time prior to the maturity date, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder. Each warrant was exercisable to purchase one Common Share at an exercise price of $2.00 per share until September 9, 2021.

On October 1, 2019, the Company and Sciences, a control person of the Company, amended the Third Amended and Restated ICA pursuant to which Sciences provided certain management services to the Company. Pursuant to the amended agreement (the "ICA Amendment"), Sciences is not entitled to further cash consideration beyond amounts currently accrued and outstanding. Following the amendment, $1.0 million of the $2.1 million accrued was repaid with $1.1 million remaining outstanding.

In October 2019, Verdélite received certain licenses for its facility in St. Eustache, Québec, including: a license amendment for the complete growing and processing area in its 88,000 square foot indoor facility; and a license amendment permitting it to sell and distribute packaged, branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers.

On November 7, 2019, the Company entered into an agreement to become a new supplier to STENOCARE A/S ("STENOCARE") of medical cannabis for Denmark and STENOCARE's international markets, subject to having cannabis products approved by the Danish Medical Cannabis Pilot Programme.

On November 15, 2019, the Company announced preliminary unaudited financial results for the third quarter of 2019 for the Joint Venture and announced that the Joint Venture had completed installation of extraction equipment with processing capacity of 35,000 kilograms of biomass annually in the Delta 3 greenhouse facility. On March 23, 2020, the Company announced that the Joint Venture had received approval from Health Canada for the final components of its 65,000 square foot processing centre. The Company anticipates the processing centre to be operational in the near future.

On November 29, 2019, the Company closed a prospectus offering with the Investor (the "November 2019 Offering"), issuing 4,385,965 units at a price of $0.57 per unit for aggregate gross proceeds of $2,500,000. Each unit consists of one Common Share and one common share purchase warrant. Each warrant entitles the Investor to acquire one Common Share at a price of $0.75 per Common Share until November 13, 2024. In the event that the closing sale price of the Common Shares on the TSXV, or such other principal exchange on which the Common Shares are then trading, is greater than $1.50 per Common Share for a period of ten consecutive trading days at any time after the closing, the Company may accelerate the expiry date of the warrants by giving written notice to the Investor and in such case the warrants will expire on the 15th day after the date on which such notice is given by the Company.

On December 16, 2019, the Company announced a private placement of a minimum of 5,172,414 units and a maximum of 15,517,241 units at a price of $0.29 per unit, for gross proceeds of a minimum of $1,500,000 and a maximum of $4,500,000 (the "December 2019 Private Placement"). The initial tranche of the December 2019 Private Placement closed on December 30, 2019 for gross proceeds of $1,500,153. The Company issued 5,172,942 units at an issue price of $0.29 per unit. All units sold pursuant to the initial tranche of the December 2019 Private Placement were purchased by Sciences, a control person of the Company, and certain directors and officers of the Company. Each unit consists of one Common Share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one Common Share at a price of $0.385 per Common Share until December 16, 2024. In the event that the closing sale price of the Common Shares on the TSXV, or such other principal exchange on which the Common Shares are then trading, is greater than $0.75 per Common Share for a period of ten consecutive trading days at any time, the Company may accelerate the expiry date of the warrants by giving written notice to the holder thereof and in such case the warrants will expire on the 15th day after the date on which such notice is given by the Company.

On December 16, 2019, the Company also reached an agreement with Sciences (the "Debt Settlement Agreement") to settle certain debt owed by the Company to Sciences pursuant to a previously disclosed loan agreement between the parties, as well as other related party transactions. On January 31, 2020, the Company closed the debt settlement with Sciences. An aggregate of $2,816,963 owed by the Company to Sciences was settled by the issuance of 9,713,666 Common Shares at a deemed value of $0.29 per Common Share.

Development of Business in 2020

In lieu of the remaining portion of the December 2019 Private Placement, on February 6, 2020, the Company closed the initial tranche of a prospectus offering by issuing 7,596,551 units to certain accredited investors at a price of $0.29 per unit for aggregate gross proceeds of $2,203,000. Each unit consists of one Common Share and one common share purchase warrant, expiring February 6, 2025, but otherwise on the same terms as the December 2019 Private Placement. An additional 1,322,627 Common Shares were issued to the Investor at a deemed price of $0.29 per Common Share to settle interest in the amount of $383,562 accrued to December 31, 2019 on its previously issued Convertible Debentures.

On February 14, 2020, the Company closed the final tranche of a prospectus offering by issuing 2,748,276 units to the Investor at a price of $0.29 per Unit for aggregate gross proceeds of $797,000. Each unit consists of one Common Share and one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one Common Share at a price of $0.385 per Common Share until February 14, 2025.

On March 9, 2020, the Company announced it had signed a letter of intent under which Sigma Analytical Services Inc. ("Sigma"), a full-service GMP-compliant testing laboratory for cannabis, hemp and derived products, may acquire the Company's cannabis analytical testing operations (currently conducted by Avalite). Terms of the deal have been agreed to in principle and the parties are engaged in preparation of final documentation. Terms will be announced upon execution of a final purchase agreement.

On April 3, 2020, the Credit Facility established by the Joint Venture was expanded (the "Amended Credit Facility"). The Amended Credit Facility consists of a $7.5 million revolving operating loan (the "Revolver") and a $10 million term loan (the "New Term Loan"), in addition to its existing $19 million term loan (the "Existing Term Loan"). The $7.5 million Revolver and the $10 million New Term Loan include an accordion provision that allows the Joint Venture to request additional lender commitments of up to an additional $7.5 million and $15 million, respectively, subject to certain conditions. Each of the components of the Amended Credit Facility, including the Existing Term Loan, mature on February 7, 2022. As part of this transaction, Village Farms completed an additional investment in the Joint Venture, reducing the Company's equity position in the Joint Venture by 1.3% to 41.3%. The Company continues to hold three of six seats on the Joint Ventures' Board of Directors.

On April 9, 2020, the Company amended the terms of the 12,500,000 common share purchase warrants originally issued on September 9, 2019 (the "September 2019 Warrants") in connection with the issuance of the Convertible Debentures. The exercise price of the September 2019 Warrants was amended from the original exercise price of $2.00 per Common Share such that:

  6,250,000 September 2019 Warrants had an exercise price of $0.17 per Common Share (the "$0.17 Warrants"); and

  6,250,000 September 2019 Warrants have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2625 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice.

Holders of the $0.17 Warrants immediately exercised all such warrants after the amendment. The $0.21 Warrants remain outstanding and expire on September 9, 2021.

The PSF Settlement

In September through November certain disputes arose between the Company, the Joint Venture and the Company's joint venture partner Village Farms regarding amounts which the Joint Venture claimed were owed by the Company to the Joint Venture pursuant to the 2019 Supply Agreement and the alleged nonpayment of $5.94 million due to the Joint Venture from the Company in connection with the Delta 2 Facility.

On March 2, 2020, the Company entered into a settlement agreement (the "PSF Settlement Agreement") with Village Farms and the Joint Venture. Pursuant to the PSF Settlement Agreement, the supply agreements entered into between the Company and the Joint Venture dated December 21, 2018 (for the supply to the Company of cannabis product by the Joint Venture in 2019), and March 29, 2019 (for the supply to the Company of cannabis product by the Joint Venture from 2020 to the end of 2022), respectively, were terminated effective as of December 31, 2019, and the Company and the Joint Venture released each other from all previous, current, and future obligations, liabilities and payments thereunder. The Company forfeited all amounts due from the Joint Venture pursuant to a shareholder's loan of $13 million that Emerald previously advanced to the Joint Venture plus accrued interest thereon of $1.1 million, and issued a promissory note to the Joint Venture in the amount of $952,237. The Company also agreed to the cancellation of 5,940,000 of its common shares in the Joint Venture (previously held in escrow), fully resolving all issues in the arbitration process. In addition, the Company transferred 2.5% of its ownership interest in the Joint Venture to Village Farms. Village Farms also purchased additional shares of the Joint Venture from treasury in exchange for an $8 million cash payment to the Joint Venture, following these transactions. The Company held a 42.6% equity interest (which has since been reduced to 41.3%) in the Joint Venture. All previously disclosed disputes between the Company, the Joint Venture and Village Farms have now been settled.

DESCRIPTION OF BUSINESS

General Description of the Business

Licences

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada. When the Cannabis Act came into force on October 17, 2018, the Company's licences, which were issued under the ACMPR, were deemed to be their functionally equivalent licences under the Cannabis Act. The Company currently indirectly holds a number of Licences through its wholly-owned direct and indirect subsidiaries, the Operating Subsidiary, Verdélite and Avalite, as well as others which are held by the Joint Venture. The Licences held by the Operating Subsidiary permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the Licence held by Verdélite permits it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the Licence held by Avalite permits it to process cannabis and produce cannabis oil; and the Licences held by the Joint Venture permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds, all in accordance with the terms and conditions specified in the applicable Licence and the Cannabis Act. Particulars of the Licences are set out in the table below.

Authorized
			Products for		Original	Date of	Expiration
Licence			Sale in Some	Applications	Date of	Amendment	Date of	Application
Holder	Location	Licence Held	Capacity	Submitted	Licensing	of Licence	Licence	Status
Emerald Health Therapeutics Canada, Inc.	Victoria, BC	Standard Cultivation	Plants/Seeds/Dried/Fresh Cannabis and Cannabis oil to Provinces/Territories	--	February 5, 2014	July 12, 2019	Oct 6, 2020	--
		Standard Processing						--
		Sale for Medical Purposes						--
Emerald Health Therapeutics Canada, Inc. (2nd Site)	Victoria, BC	Sale for Medical Purposes	Plants/Seeds/Dried/Fresh Cannabis and Cannabis oil to Provinces/Territories	--	October 6, 2017	October 24, 2019	October 24, 2022	--
		Standard Cultivation		--	October 6, 2017	October 24, 2019	October 24, 2022	--
		Standard Processing		--	--	October 24, 2019	October 24, 2022	--
Emerald Health Therapeutics Canada, Inc. (3rd Site)	Richmond, BC	Standard Cultivation	--	--	July 12, 2019	--	June 21, 2022	--
Verdélite Sciences, Inc. (formerly Agro-Biotech Inc.)	Saint- Eustache, QC	Standard Cultivation	Plants/Seeds/Dried and Fresh Cannabis to Provinces/Territories	--	January 12, 2018	October 15, 2019	January 12, 2021	--
		Standard Processing		--	April 5, 2019	October 15, 2019	January 12, 2021	--
Avalite Sciences Inc. (formerly Northern Vine Canada Inc.)	Langley, BC	Dealer's Licence[1]	--	--	January 1, 2020	--	September 30, 2021	--
		Analytical Testing	--	--	January 17, 2019	December 23, 2019	December 23, 2022	--
		Research	--	--	December 31, 2019	--	December 31, 2024	--
Pure Sunfarms Corp.	Delta, BC	Standard Cultivation	Plants/Seeds/Dried and Fresh Cannabis to Provinces/Territories	--	March 2, 2018	March 11, 2019	March 2, 2021	--
		Standard Processing		--	May 17, 2019	September 6, 2019	March 2, 2021	--
		--	--	Research	--	--	--	Submitted March 6, 2020; pending approval

Notes:

(1) Indicates a licenced dealer under the CDSA.

Facilities

  Verdélite. Verdélite operates an 88,000 square foot facility in Saint-Eustache, Quebec (the "Verdélite Facility"), which is owned by Verdélite Holdings and is in full production. The facility is an indoor grow facility with 20 fully equipped grow rooms totaling 49,060 square feet of cultivation area and automated packaging capabilities.

  Delta 3 Facility. The Joint Venture owns and operates the Delta 3 Facility. The Joint Venture's cultivation licence currently permits it to produce cannabis in approximately 1.03 million square feet of the facility. The facility currently has 16 growing rooms and 10 processing rooms active, with approved extraction and processing capabilities in-house.

  Delta 2 Facility. The Joint Venture owns and operates the 1.1-million square foot Delta 2 Facility, which is adjacent to the Delta 3 Facility. Planning and procurement for the Delta 2 Facility and the Joint Venture's applications for licensing under the Cannabis Act are under process.

  Avalite. Avalite owns and operates a laboratory facility located in Langley, British Columbia at which chemical analyses and testing of cannabis products is conducted.

  Victoria. The Company leases 16,000 square feet of mixed-use space in Victoria, British Columbia with approximately 500 square feet of cultivation area (the "Victoria Facility") with the balance dedicated to laboratory and packaging activities and the Company's national call centre for customer service.

  Richmond. The Company owns and operates a 156,000 square foot facility in Richmond, British Columbia (the "Richmond Facility"). The Richmond Facility consists of two greenhouses. The first greenhouse with approximately 55,337 square feet of cultivation area was completed in early 2019 and is currently in full production. The second greenhouse is under construction and requires approximately $3 million of additional expenditure for completion.

Regulatory Framework

The Cannabis Act and related federal and provincial legislation (collectively, "Cannabis Legislation") came into force on October 17, 2018, thereby legalizing the sale of cannabis in Canada for adult recreational use, and replacing the ACMPR and the CDSA, as the governing legislation on the production, sale and distribution of cannabis. The ACMPR was repealed on the same day.

The Cannabis Legislation establishes the regulatory framework and licensing scheme for production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession disposal of and access to cannabis for both recreational and medical cannabis. The Cannabis Act also regulates access to cannabis for medical purposes. The various regulations provide the more detailed rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders.

Products of the Company

The Company currently offers a variety of dried cannabis strains, pre-rolls and cannabis oil products each with varying levels of THC and CBD in both the Canadian adult-use and medical-use markets.

The Company currently sells dried cannabis and cannabis oils through to its medical patients. It currently has eight cannabis oil products in production, including: THC acid (THCA Indica and THC Sativa) oils, THC oil, two different strength THC oils, two different strengths of oils containing both THC and CBD, and two different strengths of oils containing primarily CDB oil. The cannabis oils are whole plant extracts that deliver the benefits of cannabinoids orally. The Company also offers compassion pricing to clients who have annual incomes of $30,000 or less or who are classified by their physician as palliative.

Following the legalization of cannabis in Canada, the Company started selling dried cannabis and pre-rolls to the adult use market. The Company produces approximately 13 strains from its own genetics, which are available at different times, subject to growing cycles. The Company's products are currently available for purchase from licensed vendors in the recreational market in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador, Prince Edward Island, Nova Scotia and in the Yukon Territory.

Sales to the recreational market commenced on October 17, 2018. During the fourth quarter of 2018, the Company had gross revenue from the sales of cannabis products of approximately $1,131,853 of which 67% was derived from the adult recreational market and 33% was derived from the medical market. During 2019, the Company had gross revenue from the sales of cannabis products of approximately $22,337,636 of which 90% was derived from the adult recreational and wholesale market and 10% was derived from the medical market.

Operations

The Company's primary operations consist of:

(a)	production of cannabis for the purpose of sale, production of cannabis oils and research and development;

(b)	sale of medical products through an online secure customer portal and non-medical products directly to provincial and territorial governments and private retail stores (where permitted);

(c)	registration, sales and customer service by way of its online secure customer portal and telephone;

(d)	research and development related to the characterization of cannabis strains, new product formulations and delivery systems;

(e)	extraction of cannabis oils;and

(f)	sourcing, quality control verification and purchase of wholesale dried cannabis and cannabis oils from other licensed producers (a "Licensed Producer").

Distribution

The Company distributes its recreational cannabis products in accordance with applicable federal and provincial regulatory frameworks. The Company's recreational products are available from licensed vendors in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador, Prince Edward Island, Nova Scotia and in the Yukon Territory and the Company has entered into supply agreements with the applicable government-owned distributors (where applicable) in each of those provinces/territories.

The Company also continues to distribute its medical cannabis products directly to its customers. The Company currently has more than 4,000 registered medical clients for its medicinal products. Any cannabis or cannabis extracts sold or provided directly to medical clients must be delivered through secure shipping only and include a means of tracking the package during transit. The Company ships all products discretely to Clients through Purolator and Canada Post in accordance with current regulations. Medical clients order from the Company primarily through the Company's secure online customer portal and through telephone ordering with the Company's customer service team.

Storage, Security and Quality Control

Storage is a very important aspect of maintaining the integrity and quality of cannabis. The environment needs to be controlled. The Company is sensitive to the environmental conditions that may negatively impact product quality and stores its finished product in a secure area with environmental controls, including controls for heat, light, temperature and humidity to preserve product quality and minimize the risk of deterioration. The Company's ability to control aspects of the environment within the storage facility allow the Company to maintain the quality of its products.

In addition, the Company's facilities meet the following prescribed security requirements for its sites and storage areas:

(a)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the "Key Areas");

(b)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

(c)

there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

(d)	records are kept of every person entering and exiting the Key Areas;

(e)	there are physical barriers preventing unauthorized access to Key Areas; and

(f)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. The Company has consistently responded to and complied with all requests from Health Canada resulting from these inspections within the time frames indicated in such requests. The Company is continuously reviewing and enhancing its operational procedures at its facilities. The Company follows all regulatory requirements in response to inspections in a timely manner. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. The Company has not been required to recall any distributed product.

The Cannabis Act also requires that certain individuals associated with a licensee, such as directors, officers, large shareholders and individuals identified by the Minister of Health (the "Minister"), obtain security clearances with Health Canada. The Minister grants security clearances if the Minister determines that the applicant does not pose an unacceptable risk to public health or public safety. The Minister may refuse to grant security clearance to individuals with associations to organized crime or with past criminal convictions. Individuals with a record of non-violent, lower-risk criminal activity may still be granted security clearance at the discretion of the Minister.

A cannabis tracking system was also established by ministerial order, and came into effect on October 17, 2018. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. Under the tracking system licence holders are required to submit monthly reports to the Minister relating to inventory of its recreational and medical cannabis products.

The Company understands the importance placed upon adhering to "Good Production Practices" under the Cannabis Legislation. T hese practices relate to the premises for and production of cannabis, as well as the equipment, sanitation program, standard operating procedures, recall, and quality assurance personnel required to operate in these regulations. The Company currently employs quality assurance persons with appropriate training, experience, and technical knowledge to assure the quality of the Company's products. All of the Company's procedures required for Good Production Practices have been outlined for all personnel as standard operating procedures. New employees undergo a training program in which they receive training on the appropriate implementation of these procedures.

For the purposes of product quality and traceability, the Company tracks each "lot or batch" (a specific strain of cannabis that is initiated for production at one time, either by seed or clonal propagation) using a unique lot or batch number, via electronic and paper based systems. Furthermore, the lot or batch number is used in all sales transactions, and as such serves as an identifier to rapidly initiate recall reporting.

Final dried cannabis that meets all quality requirements of the Cannabis Legislation is packaged, labeled and stored within the climate-controlled secure area. Cannabis extract that meets quality requirements is packaged, labeled and also stored in a climate-controlled, secure area. All product is tested according the requirements of the Cannabis Legislation, including but not limited to potency, microbiological and chemical contamination, heavy metals, residues of solvents (for cannabis oil) and pesticide contamination using validated methods. Only products that meet the acceptance criteria in compliance with the Cannabis Regulations are released for sale.

The Company has implemented a rigorous process to maintain a sanitary environment for the cultivation of cannabis, which includes: a sanitation program and procedures for personnel hygiene, behaviour, clean zone gowning and entry/exit into the controlled areas, the use of materials such as stainless steel to allow for effective cleaning and sanitation and regularly scheduled surface, room and drain sanitization. The COVID-19 pandemic has required the Company to implement further stringent sanitation processes in addition to physical distancing.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing cannabis is important to the cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each processing batch is subjected to testing against quality specifications set for activity and purity.

The Company has recruited a cultivation team with specialized skill sets unique to indoor agricultural cultivation and growing cannabis. The Company's management team has extensive indoor cannabis production experience since the implementation by Health Canada of the Medical Marihuana Access Regulations. The Company's advisors, senior management and management include molecular biologists, geneticists and plant biologists who collectively have extensive expertise in large-scale agriculture with crops other than cannabis.

Reporting Requirements

Licence holders have extensive reporting obligations under the Cannabis Legislation and under the specific terms of the licences they hold.

The following are some of the reporting requirements of licensees under the Cannabis Legislation:

(a)	record of key investors- a "key investor" is a person who exercises, or is in a position to exercise, control over the licensee;

(b)	notice of new products - before making a product available for sale that is distinct from other products sold by the licence holder, the licensee must provide notice to Health Canada;

(c)	reporting of information on promotional activities, including expenditure on promotion, and description of the type of promotion;

(d)	inventory reporting into the Cannabis Tracking and Licensing System;

(e)	reporting of theft or loss of cannabis;

(f)	reporting of voluntary recalls; and

(g)	reporting of serious adverse reactions to a cannabis product.

In addition to general reporting requirements, the Licences require that the Company makes a report of information including, but not limited to, the following to the Office of Controlled Substances of Health Canada on a monthly basis:

(a)	the total amount of dried cannabis (in kgs) and cannabis oil produced in the reporting period;

(b)	the total amount of dried cannabis (in kgs) and cannabis oil sold or transferred to the following during the reporting period:

(i)	clients;

(ii)	other License Holders; and

(iii)	provinces/territories;

(c)	the number of clients who had a valid registration on the last day of the previous month;

(d)

the number of clients who, in the previous month, had their medical document transferred to another holder of a licence for sale or returned to them at their request or at the request of a named responsible adult;

(e)	in respect of the medical documents that formed the basis for registrations that were valid on the last day of the previous month:

(i)	the average daily quantity of dried cannabis, expressed in grams,

(ii)	the median daily quantity of dried cannabis, expressed in grams, and

(iii)	the highest daily quantity of dried cannabis, expressed in grams;

(f)	the number of applicants whom the holder refused to register during the previous month, including the number of them who were refused for each of the following reasons:

(i)	the application was incomplete,

(ii)	the holder had reasonable grounds to believe that false or misleading information was, or false or falsified documents were, provided in, or in support of, the application, and

(iii)	the medical document or registration certificate that formed the basis for the application was not valid;

(g)

the number of purchase orders referred to in subsection 289(1) that the holder refused to fill during the previous month, including the number of them that were refused for each of the following reasons:

(i)	the purchase order was incomplete,

(ii)	the client's registration had expired or been revoked,

(iii)

the purchase order specified cannabis products, other than cannabis plants or cannabis plant seeds, in respect of which the quantities of cannabis exceeded the equivalent of 150 g of dried cannabis, and

(iv)	the cannabis product specified in the purchase order was unavailable;

(h)

the given name, surname, profession and business address of each health care practitioner who provided a medical document referred to in paragraph (e), together with the province in which the health care practitioner was authorized to practice their profession at the time they signed the document and the number assigned by the province to that authorization; and

(i)	the number of medical documents referred to in paragraph (d) that were signed by each health care practitioner referred to in paragraph (h).

Cannabis Market

Statistics Canada reported that sales of adult-use recreational cannabis between legalization in October 2018 and September 2019 was approximately $907.8 million.1 The Company expects that the market for legal cannabis will continue to grow. The legalization of edibles and drinkables in October 2019 is expected to play a major role in the growth of the market.2

Competitive Environment

The legal adult-use recreational cannabis market has grown more slowly3 in Canada than originally anticipated. Although the impact on the market of the ongoing COVID-19 crisis remains difficult to predict, the Company anticipates that the recreational market will be in a better position to grow in 2020 due in part to the expansion in product mixes which may lead to opportunities to reach new cannabis consumers.4

The Company's primary competition in the Canadian recreational market is from other licensed producers under the Cannabis Act, including existing licensed producers and new entrants who receive licenses from Health Canada and unlicensed cannabis growers in the black market.

As of May 7, 2020, Health Canada has issued approximately 364 licenses to Licensed Producers, and there are also a number of unlicensed cannabis growers in the black market that continue to compete with the legal market. On October 17, 2019, Health Canada introduced updated cannabis regulations to establish rules for the legal production and sales of the three new classes of cannabis (Edible Cannabis, Cannabis Extracts and Cannabis Topicals).

According to Health Canada, as of September 2019 there were 369,614 patients registered, under the ACMPR to possess and consume dried cannabis for medicinal purposes in Canada.

Of the 364 Licensed Producers, 19 are authorized to only sell to registered patients, while 152 have full medical sales, cultivation and processing licenses. Of those that are authorized to sell to provincially

____________________
1 https://www.bnnbloomberg.ca/pot-sales-in-canada-fall-short-of-forecasts-in-first-year-of-legalization-1.1361025
2 https://www.newswire.ca/news-releases/edibles-and-drinkables-are-leading-canada-s-legal-cannabis-market-in-2020-894861674.html
3 https://www.bnnbloomberg.ca/pot-sales-in-canada-fall-short-of-forecasts-in-first-year-of-legalization-1.1361025
4 https://www.mintel.com/press-centre/food-and-drink/edibles-and-drinkables-are-leading-canadas-legal-cannabis-market-in-2020 provincially/territorially authorized distributors/retailers in the adult-use market alone, 40 have both cultivation and processing licenses, while 85 have a cultivation license only; and 34 have only a processing license. In addition, there are 64 Licensed Producers of cannabis extracts: 47 are licensed to cultivate, process and sell cannabis extracts to provincially/territorially authorized distributors/retailers and to registered patients; and 9 are licensed to sell cannabis extracts to registered patients alone.

The Company believes that the stringent application and compliance requirements of the Cannabis Act together with the requirements and process to obtain the requisite licences will restrict the number of new entrants to the medical cannabis market. However, the Company does believe that the number of new competitors, all vying for market share, will continue to increase.

As cannabis is largely perceived as a commodity product, there is initially little to differentiate the Company's products in terms of unique features or benefits. The Company believes that competition in the future will be based on issues such as product quality, variety, price and client services.

Business Strategy

The Company's current strategy is to meet all of its product manufacturing and distribution channel requirements with cannabis grown from the Richmond Facility and Verdélite Facility.

During 2019, the Company commenced cultivation at the first greenhouse at its Richmond Facility and at the Verdélite Facility. The Company currently produces cannabis products for both the adult recreational market and the medical channel. Both the Richmond Facility and the Verdélite Facility use purpose-built grow rooms that create highly controlled cultivation environments. The Company is focused on growing consistent, high-quality, strain-specific cannabis products in 2020. During 2020, the Company will be focused on enhancing its existing distribution channels and product offerings to best serve the Canadian markets it is operating in. The Company also plans to expand its product portfolio to include new cannabis products with expected roll out in late 2020 of novel products that became legally permitted in the fourth quarter of 2019.

In addition to its cannabis focus, the Company is also seeking to diversify its product lines to include nutraceuticals, cosmeceuticals, and hemp protein products developed, produced and distributed by EHN. The Company also intends to examine the potential for international expansion activities in those jurisdictions in which cannabis may be legally distributed to increase exposure to new consumers of its products and sources of cannabinoids.

The Company also recognizes that the medical profession plays an important role in the introduction of medical cannabis to clients and continuing education of medical professionals on the product is required. In partnership with professional organizations, the Company intends to continue to communicate with medical doctors and other healthcare professionals and to provide the best education and services to these professionals.

The Company's collection of genetic materials and established team of experts will continue to play a major role as the Company continues to build its propriety strains, products and reputation. Through its research program supported by a contribution from the National Research Council of Canada-IRAP grants, the Company has characterized the cannabinoids and terpenes profiles of its plant materials and has identified several new strains from its diverse pool of cannabis seeds. Strains with exceptionally high CBD levels are expected to allow the Company to produce CBD oils in the future with unique compositions of cannabinoids through blending. In addition to continued research and development of strains and products, the Company also plans to undertake clinical research to study the effects of its products on client health.

Protection of Intellectual Property

The Company attempts to protect its intellectual property by seeking and obtaining registered protection (inclusive of patents) where possible. The Company has filed for Canadian trademark protection for the word "Emerald" for use in connection with the Company's business. Between March 2018 and August 2018 the Company filed 17 provisional US patent applications covering, among other things, the Company's unique Defined Dose cannabis dosage forms and formulations. During 2019, eight filings were converted from US patent filings to international Patent Cooperation Treaty filings, nine provisional US patent applications were re-filed and one US patent application was abandoned. The applications have not yet been approved and the Company has no indication as to when or if they will be approved. The Company is also determining what additional unregistered intellectual property for which there may be opportunities for protection. The Company reviews its options on an ongoing basis. See "Risk Factors -Intellectual Property".

Components

In the cultivation process, obtaining seeds for growing cannabis must be done in accordance with the Cannabis Act. Seeds can be obtained from Health Canada, imported from a jurisdiction for medical purposes, or acquired from another Licensed Producer. Authorization from Health Canada may be required to conduct such a transaction depending on its nature.

The equipment used to cultivate and process cannabis is specialized but is readily available and not specific to the cultivation of cannabis. The Company does not anticipate any difficulty in obtaining equipment as needed, subject to any supply chain issues which may be caused due to the ongoing COVID-19 crisis.

Cycles

The output of the Company's greenhouse and outdoor grow facility may be affected by seasonal changes in weather.

Economic Dependence

The Company's supply contracts with the various Canadian provinces are a critical element of the Company's current revenues. If any of the larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company's revenue. See "Risk Factors" for additional details.

Employees

As of December 31, 2019, the Company directly and indirectly employed across its various facilities a total of 161 full-time employees, 5 part-time or temporary employees and 13 consultants. The Company believes its relationship with its employees is good. None of the Company's employees are represented by a labour union or subject to a collective bargaining agreement.

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment due to the high-risk nature of the Company's business, and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company's securities:

Risks Associated with the Company's Securities

The Market Price of the Common Shares May be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the financial performance of the Company, divergence in financial results from analysts' expectations, changes in earnings estimates, changes in the business prospects for the Company, changes in the cannabis market generally, general economic conditions (including changes to economic conditions as a result of the ongoing COVID-19 crisis), legislative changes, possible efforts by short sellers to drive down the market price of the Common Shares (see "Effect of Short Sales" below) and other events and factors outside of the Company's control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

The market price of the Common Shares and the common shares of other companies that investors may consider to be comparable to the Company have experienced significant price and volume fluctuations recently. In particular, the market prices of such shares may be impacted by news reports relating to competitive developments, market prices of competitor stocks, regulatory changes and other related issues in the legal cannabis industry, including the Cannabis Act.

Limited Market for Common Shares

The Common Shares are listed on the TSXV, however, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell Common Shares.

Effect of Short Sales

Any downward pressure on the price of Common Shares could encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller anticipates that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to a lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. For the Company, short sales of Common Shares could place downward pressure on the market price of the Common Shares by increasing the number of Common Shares being sold, which could lead to a decline in the market price of the Common Shares.

As it is in the short seller's interest for the market price to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business practices and prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the shares short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. In such a case, the issuer may have very little recourse against the short seller. The publication of any such commentary regarding the Company in the future may bring about a temporary, or possibly long term, decline in the market price of the Common Shares. No assurances can be made that declines in the market price of the Common Shares will not occur in the future, in connection with such commentary by short sellers or otherwise. When the market price of a company's stock drops significantly, it is not unusual for shareholder lawsuits to be filed or threatened against the company and its board of directors and for the company to suffer reputational damage. Such lawsuits could cause the Company to incur substantial costs and divert the time and attention of the Company's board of directors and management. Reputational damage may also affect the Company's ability to maintain and develop business relationships, which could likewise adversely affect the Company's earnings. Negative reports issued by short sellers could also negatively impact the Company's ability to attract and retain employees.

A Substantial Number of Common Shares are Owned by a Single Shareholder

A significant percentage of the Company's outstanding Common Shares are owned by a single shareholder, Sciences, who is a "control person" under applicable Canadian securities laws. For more information, see "Conflicts of Interest" below. As such, Sciences is in a position to exercise influence over matters requiring shareholder approval, including: the determination of significant corporate actions that could otherwise be beneficial to the Company's other shareholders; the election and removal of directors; amendments to the Company's corporate governing documents; and business combinations. The Company's interests and those of Sciences may at times conflict. The concentration of control by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Risks Associated with the Company's Business

Reliance on Licences

The Company's ability to grow, store and sell cannabis in Canada is dependent on the Company's Licences. Failure to comply with the requirements of the Cannabis Act or the Licences, or any failure to maintain the Licences would have a material adverse impact on the business, financial condition and financial performance of the Company. The Company believes it will meet the requirements of the Cannabis Act for further extensions or renewals of the Licences. However, should Health Canada suspend, terminate or not extend or renew one or more of the Licences, or should it renew a Licence on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Risks Relating to the Joint Venture

Although the Company has certain rights pursuant to the shareholders' agreement governing the Joint Venture, the Company does not directly control the management of the Joint Venture and the Joint Venture has its own management. Success of the Joint Venture will depend, in part, on the expertise of such management. The business of the Joint Venture is itself subject to the operational and business risks inherent in the large-scale production of cannabis and to that extent, the business of the Joint Venture will be subject to many of the same business risks applicable to the Company and which are set out elsewhere in this AIF. In particular, the production and sale of cannabis at the Joint Venture's facilities in Delta, British Columbia is subject to obtaining and maintaining all necessary permits and licences. There can be no assurance that the Joint Venture will be successful in obtaining and maintaining all such permits and licences. In the event that all such licences and permits are not obtained or maintained then the Joint Venture will not be permitted to produce or sell cannabis which would have a material adverse effect on the Company's business, results of operations and financial performance.

The Joint Venture may require additional capital. To the extent the Joint Venture is unable to internally fund its operating requirements or expansion plans it may make additional capital calls on its shareholders. Failure by the Company to meet such a capital call would not constitute a default under the JV SHA, but in the event that its joint venture partner, Village Farms, elects to make its capital contributions the Company's interest in the Joint Venture may, in certain circumstances, be diluted. If the Company elects to fund a capital call but Village Farms fails to do so then the Company may need to advance additional capital in order to meet the Joint Venture's needs. There can be no assurance that the Company or Village Farms will have the necessary capital resources to meet a capital call when and if made by the Joint Venture. In the event that the Joint Venture cannot raise the necessary funds from its shareholders, including the Company, it may need to raise additional funds through debt or equity financings that may be dilutive to the Company's interest in the Joint Venture. If the Joint Venture cannot obtain adequate capital to the extent required on favorable terms or at all, it may be required to scale back or entirely halt its operating or expansion plans and its business, financial condition and results of operations could be adversely affected.

In late 2019 and early 2020, the Company was party to certain disputes with the Joint Venture and Village Farms with respect to the Joint Venture and certain supply agreements as more particularly described above under "Three Year History - The PSF Settlement", certain of which were referred to arbitration. All such disputes have now been settled among the parties and arbitration has been halted, however, additional disputes may arise between the Company and the Joint Venture or between the Company and its joint venture partner, Village Farms, that may adversely affect the success of the Joint Venture and which would have a material adverse effect on the Company's business, results of operations and financial performance. Failure by the Company to otherwise comply with its obligations under the JV SHA may result in the Company being in default under the shareholders' agreement and could result in the Company losing some or all of its interest in the Joint Venture.

Additionally, the Company has provided a limited guarantee of $10 million in connection with the Joint Venture's Amended Credit Facility. If the Joint Venture is unable to fulfill its obligations under such facility, the creditor may enforce such limited guarantee against the Company. The Company may be unable to satisfy such guarantee. Any such enforcement action could adversely affect the business, financial condition and financial performance of the Company.

Competition

The Company faces intense competition from other companies, some of which have longer operating histories and greater financial resources, production capacity and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and financial performance of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of legal cannabis in Canada increases, the demand for products is expected to increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company may require additional investment in research and development, marketing, sales and customer support. The Company has recently scaled back its expenditures on research and development, marketing, sales and customer support efforts in order to reduce overhead. Failure to maintain or adequately support such efforts in the future on a competitive basis could materially and adversely affect the business, financial condition and financial performance of the Company.

The Company's success depends in part on its ability to attract and retain customers. There are many factors which could impact the Company's ability to attract and retain customers, including but not limited to competition from other companies in the industry, the Company's ability to continually produce desirable and effective product, the successful implementation of the Company's customer-acquisition plan and the continued growth in the aggregate number of customers selecting cannabis. The Company's continued success depends in part on its ability to anticipate and respond to these changes. The success of the Company's product offering depends on a number of factors, including the Company's ability to:

(a)	accurately anticipate customer needs;

(b)	innovate and develop new products or product enhancements that meet these needs;

(c)	successfully commercialize new products or product enhancements in a timely manner;

(d)	price products competitively;

(e)	manufacture and deliver products in sufficient volumes and in a timely manner; and

(f)	differentiate its products from those of competitors.

Regulations relating to the legal production of edible cannabis, cannabis extracts and cannabis topicals were brought into force on October 17, 2019. As of the date hereof the Company has not made any application to Health Canada in respect of a license to produce edible products and has no plans to do so in the immediate future. There is no guarantee that the Company will produce edible products and that if it produces edible products in the future, that its products will be selected for sale by provincial distribution boards or that the Company's edible products will be adopted by consumers. In certain United States jurisdictions, sales of edible products have experienced much greater market growth than the sales of other cannabis products. In the event that the Company is not able to produce or sell edible products while certain of its competitors are able to do so, the Company may lose market share which could have a material adverse effect on the Company's revenue, financial condition and financial performance

The Company also faces competition from unlicensed and unregulated market participants, including individuals or groups that produce cannabis without a license and illegal dispensaries and black market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products at lower prices than the Company's products and with higher concentrations of active ingredients than the Company is authorized to produce and sell and using delivery methods that the Company does not or cannot offer in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the Company's revenue, market share, result in increased competition through the black market for cannabis or have an adverse impact on the public perception of cannabis use and licensed cannabis producers and dealers.

Expansion Risks

There is no guarantee that the Company's plans to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional site licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. The completion of the second greenhouse at the Richmond Facility, which is currently under construction, will require additional local government approval, licensing by Health Canada and significant investment of capital. Neither local government approval, Health Canada licensing nor the availability of capital are assured.

The Company's expansion plans will also require significant amounts of capital, including the following forecast expenditures:

(a)

in connection with the acquisition of the Verdélite Entities, the Company was required to make monthly payments of $1.0 million commencing July through to November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest (calculated on the basis of $15 million) began accruing May 31, 2019 at a rate of 10% per annum. To date, the Company has paid down a total of $3.0 million of the amount owing to the Verdélite Vendors. The Company is currently in negotiations with the Verdélite Vendors to further amend the payment terms with respect to the remaining outstanding amount; and

(b)	the Company's production facilities in Metro Vancouver and Saint Eustache, while nearing completion, will require approximately $2.6 million of additional capital spending prior to completion.

The Company does not presently have sufficient cash reserves to make all such payments and there is no guarantee that the Company will be able to obtain such necessary capital. Failure to obtain such capital could result in significant delays or could prevent the Company from completing any of the foregoing activities as anticipated or at all. The failure of the Company to successfully execute its expansion strategy (including receiving required regulatory approvals and permits) could adversely affect the Company's business, financial condition and financial performance and may result in the Company failing to meet anticipated or future demand for its products, when and if it arises. See also "Additional Financing and Dilution" and "Factors which may Prevent Realization of Growth Targets".

Additional Financing and Dilution

The building and operation of the Company's facilities and business are capital intensive. In order to maintain its business and execute its anticipated growth strategy, the Company will require additional equity and/or debt financing to support on-going operations, to satisfy capital expenditures or to undertake acquisitions or other business combination transactions. The Company's Convertible Debentures place certain limitations on the incurrence of additional debt and the issuance of equity securities. As such, there can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company's inability to raise financing to support on-

going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company will require additional financing to fund its operations to the point where it is generating positive cash flows. Failure to obtain any required additional financings may cause the Company would have a material adverse effect on the Company and its business and may jeopardize the Company's ability to continue as a going concern.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. The specific terms of such future offerings, if any, would be established, subject to the approval of the board of directors of the Company, at the time of such offering and will be described in detail at the time of any such offering. Any new equity securities issued by the Company could have rights, preferences and privileges superior to those of holders of Common Shares.

The perceived risk of dilution may negatively impact the price of the Common Shares and may cause shareholders to sell their Common Shares, which would contribute to a decline in the price of the Common Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on the Company's share price could encourage shareholders to engage in short sales of the Common Shares, which could further contribute to progressive price declines in the Common Shares. The Convertible Debentures are, in accordance with their terms, convertible into Common Shares. In addition, the Company has outstanding stock options, common share purchase warrants and restricted share units pursuant to which Common Shares may be issued in the future and may issue additional options, warrants or restricted share units in the future. Any such convertible securities are more likely to be exercised when the market price of the Company's Common Shares exceeds the exercise price of such instruments. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

The Convertible Debentures do, and any other debt financing undertaken by the Company in the future could, involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company has in the past received a substantial amount of its debt financing from Sciences pursuant to the terms of a loan agreement between the Company and Sciences. The terms of the Convertible Debentures may prohibit or restrict the advance of further loans from Sciences and there is no guarantee that Sciences will continue to provide loans when needed by the Company or that the terms of such loan agreement will remain the same or acceptable to the Company.

Indebtedness

As described above, the Company has issued Convertible Debentures in the aggregate principal amount $25 million. The Convertible Debentures are subject to risks typically associated with debt financing. Risks associated with the Convertible Debentures include risks that the Company's cash flows could be insufficient to satisfy required payments of principal and interest and enforcement risk in the event of default. The Convertible Debentures are direct senior secured obligations of the Company ranking in priority to all unsecured debt and are secured by a charge on all assets of the Company and all shares of its various wholly-owned subsidiaries. If the Company defaults on its obligations under the Convertible Debentures, the holders could foreclose upon the Company's assets securing its obligations under the Convertible Debentures, appoint a receiver and receive an assignment of accounts or pursue other remedies generally available to secured creditors, all of which could result in a material adverse effect on the Company.

The Convertible Debentures also include customary restrictions on the Company's ability to incur additional debt; dispose of or acquire assets (unless in the ordinary course); enter into certain related party transactions or amend the terms of certain related party transactions; increase compensation (unless in the ordinary course); make any distributions to shareholders; and undertake any transactions which lead to a change of control of the Company. Failure by the Company to obtain consent of the holders of Convertible Debentures to the completion of certain types of transactions may prevent the Company form completing such transactions and could have a material adverse effect on the Company's business.

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the COVID-19 novel coronavirus ("COVID-19"). As at the date of this AIF, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. Provincial governments in the provinces of British Columbia and Quebec, where the Company's facilities and those of the Joint Venture are located, have passed orders with respect to closure of non-essential business. Each such province has designated the production of cannabis as an essential service and, accordingly, the Company's facilities and those of the Joint Venture currently remain open and in production, however there can be no certainty that this will remain the case.

The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. However, if an outbreak were to occur, the Company may be required to temporarily close the facility. Any such closure could have a material adverse impact on production and sales. Widespread uncertainty, government restrictions on personal mobility and the other impacts of the COVID-19 crisis on the Company's employees, together with the potential to contract COVID-19 and/or be subject to quarantine may have an impact on the ability or willingness of the Company's employees and those of the Joint Venture to attend their workplace. Although certain administrative functions can be conducted remotely, other functions, such as growth, picking and packaging of the Company's products and maintenance of the Company's products and facilities cannot be conducted remotely and may be adversely impacted by any resulting decrease in employee availability.

Such public health crises can also result in disruptions and volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact cannabis product prices, interest rates, credit ratings, credit risk and inflation. In addition, the Company's business may be impacted by supply chain disruptions caused by the COVID-19 crisis, including the delivery of essential imports for the Company's products or the delivery of the Company's products to markets. The COVID-19 crisis may also have a negative impact on consumer demand for the Company's products due to, among other things, economic contraction and the potential closure of vendors of the Company's products, which could result in reduced revenue to the Company.

While these effects are expected to be temporary, the duration of the disruptions to business and the related financial impact cannot be estimated with any degree of certainty at this time. Although a number of jurisdictions have commenced steps to reduce restrictions on businesses and to re-open their economies there can be no guarantee that these steps will be successful or that additional future outbreaks will not lead to a re-imposition of restrictions. At this point, the extent to which COVID-19 may impact the Company is uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

Product Price Volatility

Upon legalization of cannabis in Canada, there was an initial shortfall in supply of adult-use cannabis. This generally resulted in lower than expected sales and revenues for producers and increased competition for sales and sources of supply. In the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond the Company's control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers (including as a result of the ongoing COVID-19 crisis) can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. The ongoing COVID-19 crisis has resulted in substantial economic disruption, widespread disruptions in mobility and disruptions to supply chains. It is not yet clear what impact the crisis will have on the Company's markets, demand for its products or purchase price thereof. See "Competition" and "Public Health Crises". There can be no assurance that market demand for cannabis will continue to be sufficient to support the Company's current or future production levels or that the Company will be able to generate sufficient revenue to be profitable.

Customer Risk

In light of the recent volatility in the cannabis sector generally and the disruptions caused by the ongoing COVID-19 crisis, certain of the Company's wholesale customers may encounter financial difficulties that could result in the Company being unable to collect some or all of its accounts receivable from those customers. Delay or failure to obtain payment from such customers may lead to litigation, which could be protracted, time consuming and expensive. Additionally, there can be no guarantee that the Company will be successful in reaching a favourable outcome, or that even if it is successful in such litigation, it will be able to recover payment. Any type of negative outcome could have a material adverse effect on the business, financial performance and financial condition of the Company.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment. While, to the knowledge of the Company's management, the Company is currently in material compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company's operations and the financial condition of the Company

The Cannabis Act came into force on October 17, 2018 and as a result, the full impact of the regulatory regime thereunder is uncertain at this time. It is likely the regulatory regime under the Cannabis Act will evolve over time and it is uncertain how Health Canada and other applicable government agencies will interpret and enforce the Cannabis Act and related federal and provincial legislation (collectively, "Cannabis Legislation"). For example, regulations relating to the legal production of edible cannabis, cannabis extracts and cannabis topicals were brought into force on October 17, 2019, and the impact of such regulations has not yet been fully determined. Cannabis Legislation may be revised in the future and additional legislation may be adopted. If Cannabis Legislation is interpreted or enforced more strictly or is amended to be more restrictive than under the current regulatory regime, such regulatory changes could adversely affect the Company's operations, business, financial condition and financial performance.

Future changes to Cannabis Legislation may have a materially adverse impact on the Company including, but not limited to:

(a)

restrictions on the Company's ability to run its business as it currently operates or the imposition of restrictions on licence holders under the Cannabis Act, including restrictions on the products that may be produced or made available by licence holders, restrictions on strains (including restrictions on potency) and types of products (oil, resin, concentrates, edible products containing cannabis extracts), and additional restrictions on advertising of the Company's products;

(b)	reduction of barriers to entry for new entrants to the industry, some of whom may have more financial resources and marketing expertise than the Company;

(c)	the imposition of restrictions on distribution which would impact the Company's ability to sell its products;

(d)

limitations on the types of customers the Company can sell to (for example, age restrictions) or the amount of product that purchasers may buy, any of which may reduce the number of the Company's possible customers or the average amount of purchased product;

(e)	the implementation of additional taxes on the Company's products, which may reduce the demand for the Company's products and reduce the quantity of products sold by the Company; and

(f)

the imposition of requirements on licence holders, including in relation to labeling requirements for the Company's products and the manner in which the products are required to be tested or approved for sale, which could increase the cost of producing the Company's products and could reduce the Company's earnings and margins.

While the impact of any such changes are uncertain, it is not expected that any such changes will have an effect on the Company's operations that are materially different than the effect on similar-sized companies in the same business as the Company.

Regulatory Risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company will also require Health Canada and other regulatory approval in order to proceed with construction of new growing facilities and will be required to apply for and obtain additional licences under the Cannabis Act before it begins growing cannabis at any such facilities. The Company cannot predict the time required to secure all appropriate regulatory approvals for its new facilities or products, or the extent of testing and documentation that may be required by Health Canada or other governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of facilities, markets and/or products and could have a material adverse effect on the business, financial performance and financial condition of the Company.

Fraudulent or Illegal Activities by Employees, Contractors or Consultants

Certain licensed producers in Canada have recently been alleged to have been failing to operate in compliance with applicable law as a result of the unauthorized actions of employees. The Company is exposedto the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Failure of Facility Infrastructure

The Company's facilities require regular maintenance on both the heating and cooling systems and regular power component maintenance on the generator and delivery systems. Any failure of the heating and cooling systems or electrical delivery systems could have a material and adverse effect on the Company's business, financial condition and financial prospects.

Shelf Life of Inventory

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company's inventory include dried cannabis and cannabis oil products. The Company follows Health Canada's testing requirements for product release and re-tests its inventory for information purposes. Based on such testing results and management's experience, the Company believes that there is no significant change in product composition during a twelve-month storage under its current vault conditions. The Company's typical turnover rate for inventory varies between two weeks and six months from final production, however this turnover rate may change, and its inventory may reach its expiration and may not be sold. Even though management of the Company on a regular basis reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company's business, financial condition, and financial performance.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if any of its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company's products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its consumers generally, and could have a material adverse effect on the financial performance and the financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in the Company incurring significant losses in the event of a successful claim and could prevent or inhibit the commercialization of the Company's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to orders for the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. All such recalls must adhere to the relevant provisions in Cannabis Legislation. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the financial performance and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Inherent in an Agricultural Business

The Company's business involves the growing of cannabis, which is an agricultural product. As such, the business is subject to the risks inherent in any agricultural business, such as weather, pests, plant diseases and similar agricultural risks (some of which may be caused by climate change). The Company presently grows its cannabis products indoors under climate-controlled conditions and in greenhouses, and carefully monitors the growing conditions with trained personnel. The Company recently began growing cannabis outdoors in a limited effort to research the potential for outdoor cultivation. To date all outdoor grown cannabis has been deemed to be research only product. There can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.

Vulnerability to Rising Energy Costs

The Company's growing operations consume considerable energy, making the Company vulnerable to rising energy costs (which may be caused by climate change). Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Transportation Disruptions

Due to the perishable and premium nature of the Company's products, the Company will depend on fast and efficient delivery services to distribute its product. As a result of the COVID-19 crisis, delivery companies are experiencing increased volumes which may result in disruption of services. Any prolonged disruption of delivery services due to COVID-19 or any other reason, could have an adverse effect on the financial condition and financial performance of the Company. Rising costs associated with delivery services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. As a result of the COVID-19 crisis, businesses have been experiencing significant disruption in the supply chain, particularly with respect to materials and supplies produced outside of Canada. Any significant interruption, increase in costs or other negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and financial performance of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, or if imports from such supplier were otherwise unavailable, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services in a timely manner or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and financial performance of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to carry on its business will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management and may be greater than the funds available to the Company, in which circumstance the Company may curtail, or extend the time frames for completing its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

Intellectual Property

The Company has limited protection under law against potential infringements of its product names or marks, or against other misappropriation of its other intellectual property including its trade name and plant strains. For example, the status of intellectual property in plant strains may be uncertain at law and may be difficult to prove in practice. Monitoring infringement or misappropriation of intellectual property can be difficult and expensive, and the Company may not be able to detect every infringement or misappropriation of its proprietary rights. Even if the Company does detect infringement or misappropriation of its proprietary rights, litigation to enforce these rights could cause the Company to divert financial and other resources away from its business operations.

Additionally, third parties may claim that products or marks that the Company has independently developed or which bear certain of the Company's trademarks infringe upon their intellectual property rights and there can be no assurance that one or more of the Company's products or marks will not be found to infringe upon third-party intellectual property rights in the future.

Risks related to Nutraceutical Products

The Company's 51%-owned subsidiary, EHN, is a company focused on the distribution, sale and development of natural health products designed to stimulate the human endocannabinoid system, known as the Endo-line. This unique line of products has never been sold in Canada, and therefore sales of such products will be subject to all of the risks commonly associated with the sale of newly developed products, including those set forth above under "Competition". The benefits of such products have not been proven in clinical trials and may not materialize. If the benefits of such products are not as expected by the Company, then sales of such products may be adversely impacted. In addition, demand for such products in Canada is unknown and sales of these products may not meet the Company's expected targets.

The Endo-line of products was licensed from EHB, an American company which is a related party as it is controlled by Sciences, that currently manufactures and sells these products in the United States. As a part of the license, EHB will supply the products to EHN for distribution and sale. EHN does not have control over the manufacturing process of the products, and thus, cannot guarantee a consistent supply of the product for the Canadian market.

The Endo-line of products are generally not patented domestically or abroad, and the legal protections afforded by common law and contractual proprietary rights in such products provide only limited protection and may be time-consuming and expensive to enforce or maintain. Further, despite the Company's efforts, it may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to or superior to the Endo-line products.

Failure of Counterparties to Fulfill Obligations

The Company is party to various agreements with third parties related to supply, research and other matters. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on the Company's profitability, results of operations and financial condition.

Reliance on Provincial Wholesale Distributors

The Company derives a significant portion of its revenues from the adult-use recreational cannabis industry and market in Canada, including through agreements with provincial wholesale distributors. The agreements with provincial wholesalers do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from the Company. The amount of cannabis that provincial wholesalers may purchase under agreements with the Company may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial wholesalers. If any of the provincial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are still very limited in availability and in reach at this early stage of the legal cannabis industry in Canada. A failure in the demand for its products to materialize as a result of economic, market, competition, technological change, regulatory burden or other factors could have a material adverse effect on the business, financial performance and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage and finance growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth and its financing needs may have a material adverse effect on the Company's business, financial condition, financial performance and prospects.

Factors which may Prevent Realization of Growth Targets

The Company is currently in the development stage and its growth strategy contemplates expanding its production facilities with additional production resources and constructing new growing facilities. There is a risk that such construction and expansion will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

(a)	delays in obtaining, or conditions imposed by, regulatory approvals and licences including approvals from Health Canada and under local by-laws;

(b)	delays caused by factors relating to the COVID-19 crisis, including closure of sites or unavailability of contractors or materials;

(c)	plant design errors;

(d)	environmental pollution;

(e)	non-performance by third party contractors;

(f)	increases in materials or labour costs;

(g)	cash flow issues

(h)	production falling below expected levels of output or efficiency;

(i)	breakdown, aging or failure of equipment or processes;

(j)	contractor or operator errors;

(k)	labour disputes,disruptions or declines in productivity;

(l)	inability to attract sufficient numbers of qualified workers;

(m)	disruption in the supply of energy and utilities; and

(n)	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product or sufficient product available for shipment to meet future demand when it arises. Failure to satisfy such future demand may have a material adverse effect on the Company's revenue and financial performance and may result in the loss of future customers and market share.

Unfavourable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, financial performance, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, financial performance, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Limited Research on Health Impact

To date, there is limited research on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company's cannabis products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur. Future research and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company's products.

Damage to the Company's Reputation

Damage to the Company's reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased shareholder and market confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, growth prospects and market price of the Company's securities.

Third Party Reputational Risk

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company's cannabis business activities. This may impact the Company's ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion. Failure to establish or maintain such business relationships could have a material adverse effect on the Company.

Recent Announcements and Risks Regarding Vaporizer Products

Public health agencies have recently issued warnings to the public regarding the use of vaping liquids, including those that contain cannabis derivatives and ingredients, in light of a potential, but unconfirmed, links to lung injuries. While the Company does not currently produce any vaping liquids or other products and has not applied to Health Canada for approval of any such products, it may seek to do so in the future. There may be future governmental and private sector actions aimed at reducing the sale of vaping liquids containing cannabis and/or seeking to hold manufacturers of vaping liquids containing cannabis responsible for the adverse health effects associated with the use of such products. These actions, combined with potential deterioration in the public's perception of vaping liquids containing cannabis, could adversely impact the market for such products when and if it develops and could also adversely impact on the overall market for cannabis products. Any such adverse impact may also have a negative impact on the financial condition and results of operations of the Company regardless of whether the Company produces vaping liquids or similar products.

Cash Flows and Financial Losses

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and expects to incur losses in the future unless and until it can derive sufficient revenues from its business. The Company may not be able to achieve or maintain profitability and will continue to experience negative cash flow from operations in the foreseeable future. In addition, the Company expects to see operating costs increase as its operational sites come online. If the Company's revenues do not increase to offset these expected increases in operating expenses, the Company will not be profitable, and this may jeopardize the Company's ability to continue as a going concern.

Financial Statements Contain Going Concern Disclosure

The Company's annual financial statements contain a going concern disclosure. The Company's ability to continue as a going concern is dependent upon its ability to: raise additional capital; achieve sustainable revenues and profitable operations; and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These material circumstances cast substantial doubt on the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada will be available to the Company.

Limited Operating History

The Company was incorporated in 2013 and has yet to generate significant revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of the Company's operations.

Conflicts of Interest

The officers and directors of the Company may be engaged in a range of business activities and accordingly, the Company may be subject to potential conflicts of interest. Dr. Avtar Dhillon, Mr. Jim Heppell and Mr. Punit Dhillon, each of whom is a director of the Company, are also directors and/or officers of Sciences, a control person of the Company. In addition, Dr. Avtar Dhillon is also the chief executive officer and a significant securityholder of Sciences. The Company's executive officers and directors may also devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors and could adversely affect the Company's operations, business, financial condition and financial performance.

The Company has entered into various agreements with related parties of the Company, each of which has some of the same directors and/or officers of the Company, including:(a) a loan agreement (the "Loan Agreement") with Sciences pursuant to which Sciences has loaned funds to the Company on a revolving basis and under which no amounts are currently outstanding; (b) a research agreement with Emerald Health Biotechnology EspanaS.L.U.(formerly, Viva Cell Biotechnologies Spain S.L.U.) ("EH Spain"), a wholly owned subsidiary of Sciences; (c) a lease agreement for the Richmond facility with a company owned by the Company's Executive Chairman and President, Dr. Avtar Dhillon; (e) a sublease agreement (the "Sublease Agreement") with Sciences; (f) a cultivation agreement (the "Cultivation Agreement") with Sciences; (g) a supply and distribution agreement with Avricore Health Inc. (formerly, VANC Pharmaceuticals Inc.) (the "Avricore Supply Agreement"), a company whose Chief Executive Officer is a director of the Company; (h) the Third Amended and Restated ICA; (i) the ICA Amendment; and (j) the Debt Settlement Agreement . All such transactions were exempt from valuation and minority approval requirements under applicable securities laws.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Such conflicts could adversely affect the Company's operations, business, financial condition and financial performance.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose his/her conflict and interest in the transaction and abstain from voting (where applicable) for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Reliance on Management

The success of the Company is primarily dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees indefinitely. Any loss of the services of any such individuals (including as a result of quarantine and/or illness caused by COVID-19) could have a material adverse effect on the Company's business, financial performance or financial condition.

General Business Risk and Liability

Given the nature of Company's business, it may from time to time be subject to claims or complaints from shareholders or others in the normal course of business. The legal risks facing the Company and its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of funds. Violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all of the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, financial performance and financial condition of the Company could be materially adversely affected.

Integration of Acquired Businesses

The Company has in the past acquired, directly or indirectly, interests in businesses complementary to the business of the Company and the Company may in the future make additional acquisitions. The success of such acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company's ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating such businesses. This integration may require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Company and from operational matters during this process. Any such integration processes may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company's ability to achieve the anticipated benefits of any such acquisitions.

Future Litigation

The Company may become party to litigation (including arbitration or mediation) from time to time,which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company or should the Company enter into a settlement, the amount of the award or settlement could adversely affect the Company's resources and its ability to continue operating and the market price for the Common Shares. Monitoring and defending litigation, whether or not meritorious, can be time consuming and may result in significant expenses, including legal fees and other costs. Even if the Company is involved in litigation and is successful, litigation can redirect significant Company resources and attention away from the business of the Company and may have a material adverse effect on the Company's business, reputation, financial condition, financial performance and financial prospects. To the extent such litigation involves the Joint Venture, such litigation may have a similar impact on the Joint Venture, which in turn may have an indirect impact on the Company's own business as a result of its ownership interest in the Joint Venture.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Actions against the Company and its Directors and Officers

The Company and its subsidiaries are corporations organized under the laws of the Province of British Columbia or other Canadian jurisdictions. Certain of the Company's directors and officers reside principally in Canada. Because all or a substantial portion of the Company's assets and the assets of these persons are located in Canada, it may not be possible for foreign investors to effect service of process from outside of Canada upon the Company or those persons. Furthermore, it may not be possible to enforce against the Company foreign judgments obtained in courts outside of Canada based upon the civil liability provisions of the securities laws or other laws in those jurisdictions.

Enforceability of Actions

The Company is a company incorporated under the laws of the province of British Columbia. Certain of the Company's directors and officers reside principally in Canada. Because substantially all of the Company's assets and the assets of these persons are located outside of the United States, it may not be possible for a purchaser to effect service of process within the United States upon the Company or those persons. Furthermore, it may not be possible for a purchaser to enforce against the Company or those persons in the United States, judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company or certain of the Company's directors and officers. Additionally, some of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for purchaser to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and financial performance.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Governmental approvals and permits are currently, and may in the future be, required in connection with the Company's operations. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company's manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, financial performance and financial condition of the Company.

TSXV Restrictions on Business

The Company has delivered an undertaking to the TSXV confirming that, while listed on the TSXV, the Company will only conduct the business of the direct and indirect production, sale, extraction and distribution of cannabis and its extracts and derivatives in Canada, pursuant to one or more licences issued by Health Canada in accordance with applicable Canadian law, unless prior approval is obtained from the TSXV. This undertaking could have an adverse effect on the Company's ability to expand its business into other areas when the Company's competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and financial performance of the Company.

Restrictions on Sales Activities

The legal cannabis industry in Canada is in its early development state and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, financial performance or financial condition.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the Common Shares in the foreseeable future. The declaration and payment of dividends is subject to approval by the Company's board of directors in accordance with, among other things, applicable corporate law. Any dividends paid by the Company would be subject to applicable tax and, potentially, withholdings.

Holding Company

The Company is a holding company and essentially all of its assets are shares of its subsidiaries and the Joint Venture. As a result, shareholders are subject to the risks attributable to its subsidiaries and the Joint Venture. As a holding company, the Company conducts substantially all of its active business through its subsidiaries and the Joint Venture, which together generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the Joint Venture and the distribution of those earnings to the Company. The ability of its subsidiaries and the Joint Venture to pay dividends and other distributions will depend on their financial performance and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained, and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of a subsidiary or the Joint Venture, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of such entity before the Company.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of Common Shares and unlimited number of preferred shares ("Preferred Shares") without par value. As of December 31, 2019, a total of 160,986,373 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding. As of the date of this AIF, a total of 188,792,493 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of Common Shares have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and return of capital and are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

The Board is empowered to fix the number of shares and the rights to be attached to the Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the articles of incorporation for the Company and to applicable law, the Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

Convertible Debentures

As described above, the Company has issued convertible debentures in the aggregate principal amount of $25 million. The Convertible Debentures have a maturity date of September 9, 2021 and bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder's ownership levels, in Common Shares) at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures are secured against the assets of the Company. The Conversion Price of the Convertible Debentures is $2.00 per Common Share. If, at any time prior to the maturity date, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder.

Warrants

There were 26,470,671 Common Share purchase warrants ("Warrants") outstanding as of December 31, 2019, exercisable into 26,470,671 Common Shares, with a weighted average exercise price of $1.29 per share. As of the date of this AIF, there are 30,565,498 Warrants outstanding, exercisable into 30,565,498 Common Shares, with a weighted average exercise price of $0.46 per share, which would result in $14.1 million in cash proceeds to the Company, if exercised.

Stock Options

The Incentive Plan allows for the issuance of stock options, share appreciation rights, restricted share units and other performance awards. Under the Incentive Plan, the maximum number of Common Shares issuable upon the exercise or redemption and settlement of all awards granted under the Incentive Plan shall not exceed 10% of the issued and outstanding Common Shares at the time of granting of such award less the number of Common Shares reserved for issuance under all other security based compensation arrangements of the Company. The Board has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

There were 12,381,634 (vested and unvested) options outstanding as of December 31, 2019, exercisable into 12,381,634 Common Shares (7,722,390 Common Shares for vested options), with a weighted average exercise price of $2.57 per share. As of the date of this AIF, there are 14,965,787 (vested and unvested) options outstanding, exercisable into 14,965,787 Common Shares with a weighted average exercise price of $2.09 per share, which would result in $31, 428,153 cash proceeds to the Company, if vested and exercised. Each current option outstanding is exercisable into one Common Share for a period of up to five years, and vest over periods of up to three years.

Restricted Share Units

As at December 31, 2019, the Company had issued 670,000 restricted share units ("RSUs"), as permitted under the Incentive Plan described above. As of the date of this AIF, there are 825,000 RSUs outstanding. The current RSUs outstanding vest over periods of up to two years and upon vesting, will be settled in Common Shares at one Common Share for each RSU.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the trading symbol "EMH" and on the OTCQX International Marketplace under the trading symbol "EMHTF". The following table sets forth the high and low trading prices and trading volume of the Common Shares for its most recently completed financial year as reported by the TSXV for the periods indicated:

Month	High	Low	Total Volume
December 2019	$0.42	$0.265	15,928,520
November 2019	$0.89	$0.385	18,964,331
October 2019	$1.40	$0.76	13,397,745
September 2019	$2.00	$1.24	6,161,761
August 2019	$2.65	$1.67	11,975,160
July 2019	$2.44	$1.90	6,581,394
June 2019	$3.50	$2.22	9,919,855
May 2019	$3.90	$3.33	8,532,028
April 2019	$4.48	$3.57	14,944,876
March 2019	$4.66	$3.42	18,012,160
February 2019	$4.27	$3.20	24,435,249
January 2019	$3.75	$2.68	18,004,745

PRIOR SALES

During the year ended December 31, 2019, the Company issued the following securities that are not listed or quoted on a marketplace:

Convertible Debentures

During the Company's most recently completed financial year, convertible debentures in the aggregate principal amount $25 million. No convertible debentures have been issued since January 1, 2020.

As of the date of this AIF, there are convertible debentures with an aggregate principal amount of $25 million outstanding.

Warrants

During the Company's most recently completed financial year, 22,058,907 Warrants were issued, and since January 1, 2020, 10,344,827 Warrants have been issued as follows:

Date of Grant	Number of Warrants Granted	Exercise Price	Expiry Date
February 6, 2020	7,596,551	$0.385	February 6, 2025
February 14, 2020	2,748,276	$0.385	February 14, 2025

As of the date of this AIF, there are outstanding Warrants to purchase an aggregate of 30,565,498 Common Shares.

Stock Options

During the Company's most recently completed financial year, 6,615,500 incentive stock options ("Options") were granted, and since January 1, 2020, a further 6,080,000 Options have been granted as follows:

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date
January 2, 2020	335,000	$0.32	January 2, 2025
February 6, 2020	4,245,000	$0.29	February 6, 2025
April 27, 2020	1,500,000	$0.165	April 27, 2025

As of the date of this AIF, there are Options outstanding to purchase an aggregate of 14,965,787 Common Shares.

Restricted Stock Units

During the Company's most recently completed financial year, 475,000 RSUs were granted, and since January 1, 2020, 375,000 RSUs have been issued as follows:

Date of Grant	Number of RSUs Granted	Market Value at Grant	Vest Date
February 6, 2020	375,000	$0.29	February 6, 2021

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out the names of the directors and officers of the Company as at December 31, 2019 and as of the date of this AIF and their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company's next annual general meeting unless his office is earlier vacated in accordance with the Articles of the Company or he resigns or becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Governance and Nominating Committee, and a Compensation Committee as indicated below.

Name, Position and	Principal Occupation or		No. and Class
City, Province and	Employment for Past	Director or Officer	of	Percentage
Country of Residence	5 Years(1)	Since	Securities(1)	of Class(2)
Avtar Dhillon (4) La Jolla, California, USA Executive Chairman and Director	Executive Chairman, Emerald Health Therapeutics; previously Chairman, Inovio Pharmaceuticals, Inc., whose principal business is development of DNA vaccines.	April 23, 2015	375,000	0.20%
James Heppell(3) (4) (6) North Vancouver, BC, Canada Director	Director, Emerald Health Therapeutics; previously President & Director, BC Advantage Funds, whose principal business is investing in, and building, life science and technology companies in British Columbia.	April 23, 2015	150,000	0.08%
Punit Dhillon(3) (4) (5) (6) San Diego, California, USA Director	Director, Emerald Health Therapeutics; previously CEO, OncoSec Medical, Inc., whose principal business is development of biopharmaceuticals.	April 23, 2015	170,000	0.09%
Bob Rai(3) (5) (6) Surrey, BC, Canada Director	Owner of several Medicine Shoppe pharmacies in Greater Vancouver, British Columbia.	August 8, 2016	Nil	Nil

Riaz Bandali Montreal, QC, Canada President and Chief Executive Officer	President and CEO, Emerald Health Therapeutics; previously President, Syneos Health (previously InVentiv Health Clinical) whose principal business is in the provision of clinical research and development, and commercialization services for pharmaceutical and biotechnology companies; Chief Innovation Officer, InVentiv Health Clinical; President, Early Stage Development, InVentiv Health Clinic.	July 23, 2019	50,000	0.03%
Jenn Hepburn Vancouver, BC, Canada Chief Financial Officer and Corporate Secretary	CFO, Emerald Health Therapeutics; previously Director Finance, Emerald Health Therapeutics; Director Finance, bioLytical Laboratories Inc., whose principal business is manufacturing in-vitro diagnostics; Controller; Northern Vertex Mining Corp., whose business is gold production.	October 29, 2019	17,500	0.01%

Notes:

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 188,792,493 Common Shares issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee. Effective April 30, 2019, Dr.Dhillon stepped down from the Audit Committee and Mr.Heppell was appointed to the Audit Committee
(4)	Also a director of Sciences, which is a control person of the Company, holding approximately 21% of the issued and outstanding Common Shares (on an undiluted basis).
(5)	Member of the Governance and Nominating Committee.
(6)	Member of the Compensation Committee.

Dr. Avtar Dhillon, Mr. Punit Dhillon and Mr. Jim Heppell are directors of Sciences and Dr. Dhillon is the Executive Chairman of Sciences, a control person of the Company, that holds approximately 21% of the Common Shares (on an undiluted basis) and 21% of the Common Shares (on a partially-diluted basis giving effect only to the exercise of Warrants held by Sciences).

Director Biographies

Avtar Dhillon, M.D., Director, Executive Chairman

Dr. Avtar Dhillon is an entrepreneur who has been instrumental in founding, and developing numerous companies, including the following public companies: Inovio Pharmaceuticals, Inc. (NASDAQ: INO), developing next generation DNA based vaccines; Arch Therapeutics, Inc., developing bleeding control products; OncoSec Biomedical, developing cancer therapies; and Vitality Biopharma Inc., developing a natural low calorie sugar substitute and cannabinoid products. Dr. Dhillon has more than 20 years of experience in building public companies through mergers and acquisitions, leading innovation in scientific, engineering and farming enterprises, securing government grants and NGO funding, and building intellectual property portfolios through partnering and negotiating deals with small businesses as well as large multibillion dollar companies. He served as the President and Chief Executive Officer of Inovio Pharmaceuticals from Sept 2001 to March 2009, and then Executive Chairman from June 2009 to June 2011, and Chairman from June 2011 to his retirement in January 2019.

Punit Dhillon, Director

Mr. Dhillon is the co-founder and former CEO of OncoSec Medical Incorporated, a leading biopharmaceutical company developing cancer immunotherapies for the treatment of solid tumors. Mr. Dhillon serves as a Director and Audit Committee Chair for Emerald Bioscience Inc. (OTCQB: EMBI) and also serves as Director for Arch Therapeutics Inc. (OTCQB: ARTH). Prior to OncoSec, from 2003-2011, he served as Vice President of Finance and Operations at Inovio Pharmaceuticals. Collectively, he has led and assisted in raising over $500 million through financings, M&A deals and several licensing transactions with large pharma. His management experience spans corporate finance, M&A integration, in-licensing of key intellectual property, strategy implementation, corporate transactions and collaborations with leading universities and global disease specific opinion leaders. Mr. Dhillon also co-founded and is the Director of the Young Entrepreneur Leadership Launchpad (YELL), a registered Canadian charity that partners with schools to support entrepreneurial learning. In 2018, he was awarded the Biocom Life Science Catalyst Award. Mr. Dhillon holds a BA (Honours) in Political Science and a minor in Business Administration from Simon Fraser University.

James Heppell, Director

Mr. Heppell was the founder, CEO and director of BC Advantage Life Sciences I Fund, which won the Canadian Venture Capital Deal of the Year Award in 2006 for having the highest realized return (23.4x its investment in Aspreva Pharmaceuticals) of any venture capital fund in Canada. BC Advantage Life Sciences I Fund also had the highest returns of any retail venture fund in Canada for five years in a row.

Mr. Heppell has a Bachelor of Science degree in Microbiology and a law degree from the University of British Columbia. After being called to the Bar, he worked for six years with Fasken Martineau DuMoulin, during which time he was seconded to the British Columbia Securities Commission for six months. Mr. Heppell then became President and Chief Executive Officer of Catalyst Corporate Finance Lawyers, a boutique corporate finance law firm that focused on assisting life science and technology companies. He is a past member of the Securities Policy Advisory Committee to the British Columbia Securities Commission and is a Past-Chairman of the Securities Section of the Canadian Bar Association (B.C. Branch). Mr. Heppell is currently a director of a number of public and private life science companies.

Bob Rai, Director

Mr. Rai is a graduate of the University of British Columbia with a Degree in Biochemistry in 1991, and Pharmaceutical Science in 1995. He is an entrepreneur with over 20 years of experience in operating "The Medicine Shoppe" Pharmacies (www.pharmacybc.com) in Greater Vancouver, Canada. In 1998, he and his partners pioneered the online pharmacy business to the USA. The sales and distribution of prescription medicines online surpassed expectations and, as other operators followed suit, became a $2 billion industry across Canada. Mr. Rai introduced HIV Point of Care testing into community pharmacy and introduced lab testing to pharmacies including a chronic kidney disease screening using the HealthTab technology. Both were firsts in Canada. Mr. Rai is a member of the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science.

Mr. Rai is also Chairman and CEO of Canadian Pacific Global Pharmaceuticals and Chairman of its subsidiary PharmaCanada Inc. (www.earlycancerdetect.com). Mr. Rai served as President of the Philippines Canada Trade Council ("PCTC") for 2006-2007 and held the position of Vice-President from 2004-2006. As President of PCTC, he led a trade mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada, David Emerson.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets;or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the life sciences business. Such associations may give rise to conflicts of interest from time to time. Dr. Avtar Dhillon, a director of the Company, is also a director and the Chief Executive Officer and Executive Chairman of Sciences, a control person of the Company. Mr. Jim Heppell and Mr. Punit Dhillon are also directors of both the Company and Sciences. The directors of the Company are required by law and by the Company's policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has entered into various agreements with related parties of the Company, each of whom has some of the same directors and officers of the Company, including: the Loan Agreement; the Third Amended and Restated ICA; the ICA Amendment; the Research Agreement; the Richmond Lease Agreement; the Avricore Supply Agreement; the Sublease Agreement; the Cultivation Agreement; and the Debt Settlement Agreement. See "General Development of the Business" and "Description of the Business" for a description of each of these transactions.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110") the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee's Charter is attached as Appendix "A" to this AIF.

Composition of the Audit Committee

The Company's audit committee consists of Punit Dhillon, Bob Rai and James Heppell. Punit Dhillon and Bob Rai are independent of the Company and James Heppell is not considered to be independent of the Company as he performs a "policy making function" in respect of the Company and thus falls under the definition of an "executive officer". Mr. Punit Dhillon is the Chairman of the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has considerable experience participating in the management of private and/or publicly traded companies and has the ability to read and understand financial statements that present the breadth and level of complexity of accounting issues that would generally be expected to be raised by the Company's financial statements. See "Directors and Officers - Director Biographies" for additional information on each director's education and experience.

Each Audit Committee member has had extensive experience reviewing financial statements. Each member has an understanding of the Company's business and has an appreciation for the relevant accounting principles for that business.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

(b)	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

(c)	the exemption in section 3.3(2) (Controlled Companies) of NI 52-110;

(d)	the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110;

(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 51-110;

(g)	the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110; or

(h)	an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2019, the Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Deloitte LLP for services rendered in the years ended December 31, 2019 and December 31, 2018:

	Year ended	Year ended
Category	December 31, 2019	December 31, 2018
Audit Fees(1)	$530,900	$303,500
Audit Related Fees(2)	Nil	Nil
Tax Fees(3)	$58,530	$29,225

All Other Fees(4)	Nil	Nil
Total	$589,430	$332,725

Notes:

(1)	"Audit fees" include aggregate fees billed by the Company's external audit or in each of the last two fiscal years for audit fees.
(2)

"Audit related fees" include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit fees" above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax fees" include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All other fees" include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than"Audit fees", "Audit related fees"and "Tax fees"above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2019.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2019.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

As disclosed under the heading "General Development of the Business" and "Directors and Officers -Conflicts of Interest", the Company has participated in various transactions involving Sciences, a control person of the Company and other related parties. These transactions include: the Loan Agreement; the Third Amended and Restated ICA; the ICA Amendment; the Research Agreement; the Richmond Lease Agreement; the Avricore Supply Agreement; the Sublease Agreement; the Cultivation Agreement; and the Debt Settlement Agreement.

Dr. Avtar Dhillon, President and Executive Chairman of the Company, Mr. Jim Heppell and Mr. Punit Dhillon, directors of the Company, are also directors of Sciences. Dr. Avtar Dhillon is also the Chief

Executive Officer and Executive Chairman of Sciences. See "Directors and Officers - Name, Occupation and Securityholding".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contract that is material to the Company and still in effect is the shareholders' agreement governing the Joint Venture and the Third Amended and Restated ICA.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's equity compensation plan, as applicable, is contained in the Company's information circular for its most recent annual general meeting.

Additional financial information is provided in the Company's audited financial statements and the Management's Discussion and Analysis of the Company for the year ended December 31, 2019, a copy of which may be requested from the Company's head office, or may be viewed on the Company's website (www.emeraldhealth.ca) or on SEDAR (www.sedar.com).

APPENDIX "A"
TO THE ANNUAL INFORMATION FORM OF
CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1 This charter sets out the Audit Committee's purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the "Board") of Emerald Health Therapeutics, Inc. (the "Company"), annual evaluation and compliance with this charter.

1.2 The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1 The majority of the members of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees ("NI 52-110"). Should the Company become listed on a stock exchange, each member of the Audit Committee will also satisfy the independence requirements of such exchange.

2.2 The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon listing on a senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52-110.

2.3 The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4 The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1 In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b) communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1	The duties and responsibilities of the Audit Committee include:

(a) recommending to the Board the external auditor to be nominated by the Board;

(b) recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company's financial statements, and (ii) performing other audit, review or attestation services;

(c) reviewing the external auditor's annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d) overseeing the work of the external auditor;

(e) ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f) ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm's internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g) ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company's annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members' rotation periods expire;

(h) reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis ("MD&A"), including the appropriateness of the Company's accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i) reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j) reviewing and discussing with management and the external auditor the external auditor's written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k) reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l) reviewing the external auditor's report to the shareholders on the Company's annual financial statements;

(m) reporting on and recommending to the Board the approval of the annual financial statements and the external auditor's report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n) satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements that such information is fairly presented;

(o) overseeing the adequacy of the Company's system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management's remediation of identified weaknesses;

(p) reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q) reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r) satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company's legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s) resolving disputes between management and the external auditor regarding financial reporting;

(t) establishing procedures for:

(i) the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u) reviewing and approving the Company's hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v) pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company's external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $10,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w) overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x) conducting, on an annual basis, a review of the risks associated with the operation of the business of the Company addressing such matters as, without limitation, the following:

(i) succession and human resource risks

(ii) environmental risks,

(iii) regulatory compliance risks,

(iv) and any other major aspect of operations as would warrant a risk assessment.

(y) establishing procedures for:

(i) reviewing the adequacy of the Company's insurance coverage, including the Directors' and Officers' insurance coverage;

(ii) reviewing activities, organizational structure, and qualifications of the Chief Financial Officer ("CFO") and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii) obtaining reasonable assurance as to the integrity of the Chief Executive Officer ("CEO") and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv) reviewing fraud prevention policies and programs, and monitoring their implementation;

(v) reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company's compliance with laws and regulations having a material impact on the financial statements including:

(A) Tax and financial reporting laws and regulations;

(B) Legal withholding requirements;

(C) Environmental protection laws and regulations;

(D) Other laws and regulations which expose directors to liability; and

4.2 A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3 On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1 The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2 The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3 The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4 The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.5 The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6 Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

5.7 The Audit Committee will meet either in person or by phone on an as needed basis, and in any event not less than a minimum of three times per year.

6.	REPORTS

6.1 The Audit Committee will report to the Board regarding the Audit Committee's examinations and recommendations, and in respect of each meeting held. The report to the Board will be provided in the form of:

(a) slides to be included in the slide deck being provided by management for the Board meeting;

(b) a copy of the Minutes of the Audit Committee meeting in question; and

(c) any recommendations of the Audit Committee to the Board.

6.2 The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1 The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1 The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Commit.

REPORT CARD OF THE AUDIT COMMITTEE

To:	The Board of Directors of Emerald Health Therapeutics, Inc.

Date:	[month] [day], 201X

The following is our report on actions taken against the requirements of the Audit Committee Charter.

The Audit Committee met in person or by phone _____ times during [year].

Task (see body of Policy for full details on task)	Action Taken (Y/N)
Recommending the external auditor to be nominated by the Board.
Recommending the compensation to be paid to the external auditor.
Review the external auditor's annual audit plan, fee schedule and any related services proposals.
Oversee the work of the external auditor
Ensure that the external auditor is independent.
Ensure that the external auditor is in good standing with the Canadian Public Accountability Board.
Ensure that the external auditor meets the rotation requirements for partners and staff assigned to the Company's annual audit.
Review and discuss with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis ("MD&A").
Review and discuss with management and the external auditor major issues regarding accounting principles and financial statement presentation.
Review and discuss with management and the external auditor the external auditor's written communications to the Audit Committee.
Review and discuss with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to release.
Review the external auditor's report to the shareholders on the Company's annual financial statements.
Recommend the approval of the annual financial statements and the external auditor's report on those financial statements, quarterly unaudited financial statements and elated MD&A and press releases prior dissemination.
Satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information.
Oversee the adequacy of the Company's system of internal accounting controls.
Review with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting.

Task (see body of Policy for full details on task)	Action Taken (Y/N)
Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company.
Satisfy itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations.
Resolve disputes between management and the external auditor regarding financial reporting.
Establish procedures for complaints and anonymous submissions to be received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters.
Review the Company's hiring policies with respect to current or former partners or employees of either the current or former auditor.
Pre-approve all non-audit services to be provided to the Company or any subsidiaries by the Company's external auditor.
Oversee compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.
Conduct a review of the risks associated with the operation of the business of the Company.
Establish procedures for:

  reviewing the adequacy of the Company's insurance coverage, including the Directors' and Officers' insurance coverage;

  reviewing the Chief Financial Officer ("CFO") and the staff in the financial reporting area and addressing succession planning;

  determining if the CEO and other senior management strive to create a culture of integrity throughout the Company;

  reviewing fraud prevention policies and programs, and monitoring their implementation;

  reviewing reports from management and others with respect to compliance with laws and regulations having a material impact on the financial statements.

Review and assess the adequacy of this Charter.